This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                                Filed pursuant to Rule 424(B)(5)
                                                      Registration No. 333-73026


                 SUBJECT TO COMPLETION, DATED DECEMBER 6, 2001

    PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED NOVEMBER 29, 2001

                               2,200,000 Shares


                                     [LOGO]

                             Class A Common Stock

                                 -------------

   We are selling 2,000,000 shares of Class A Common Stock and the Selling Stockholders are selling 200,000 shares of Class A Common Stock.

   Our Class A Common Stock is traded on The Nasdaq National Market under the symbol "GNWR." The last reported sale price on December 5, 2001, was $29.79 per share.

   The underwriters have an option to purchase a maximum of 330,000 additional shares to cover over-allotments of shares.

   Investing in our Class A Common Stock involves risks. See "Risks Related To Our Class A Common Stock" on page S-10 of this prospectus supplement and "Risk Factors" on page 2 of the attached prospectus to which it relates.

                                                     Underwriting              Proceeds to
                                            Price to Discounts and Proceeds to   Selling
                                             Public   Commissions    Issuer    Stockholders
                    `                      ---------  -----------  ----------- ------------
Per Share.................................     $           $            $           $
Total.....................................    $            $            $           $

   Delivery of the shares of Class A Common Stock will be made on or about December , 2001.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston  ABN AMRO Rothschild LLC    Bear, Stearns & Co. Inc.

BB&T Capital Markets                              Morgan Keegan & Company, Inc.

             The date of this prospectus supplement is     , 2001.

                               Outside Front Gate
                 [Picture of Train Traveling Through the Snow]

                               Inside Front Gate
        [Map - Identifying Regions in Which Genesee & Wyoming Operates]

                               Inside Front Cover
         [Map - Identifying Regions in Which Genesee & Wyoming Operates]

                                 -------------

                               TABLE OF CONTENTS

                                                                 Page
                     Prospectus Supplement                       ----
ABOUT THIS PROSPECTUS SUPPLEMENT................................  S-i
WHERE YOU CAN FIND MORE INFORMATION ABOUT US....................  S-i
PROSPECTUS SUPPLEMENT SUMMARY...................................  S-1
RISKS RELATED TO OUR CLASS A COMMON STOCK....................... S-10
FORWARD-LOOKING STATEMENTS...................................... S-11
USE OF PROCEEDS................................................. S-12
DIVIDEND POLICY................................................. S-12
CAPITALIZATION.................................................. S-13
BUSINESS........................................................ S-14
MANAGEMENT...................................................... S-23
PRINCIPAL AND SELLING STOCKHOLDERS.............................. S-26
CERTAIN U.S. TAX CONSEQUENCES TO NON-U.S. HOLDERS............... S-29
UNDERWRITING.................................................... S-31
NOTICE TO CANADIAN RESIDENTS.................................... S-34
LEGAL MATTERS................................................... S-35
EXPERTS......................................................... S-35

                                                                 Page
                           Prospectus                            ----
FORWARD-LOOKING STATEMENTS......................................   i
WHERE YOU CAN FIND MORE INFORMATION ABOUT US....................  ii
SUMMARY.........................................................   1
RISK FACTORS....................................................   2
ABOUT GENESEE & WYOMING INC.....................................   9
RECENT DEVELOPMENTS.............................................   9
RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED
  FIXED CHARGES AND PREFERRED STOCK DIVIDENDS...................  10
USE OF PROCEEDS.................................................  10
DIVIDEND POLICY.................................................  10
DESCRIPTION OF OUR DEBT SECURITIES..............................  11
DESCRIPTION OF OUR CAPITAL STOCK................................  18
SELLING STOCKHOLDERS............................................  22
PLAN OF DISTRIBUTION............................................  23
VALIDITY OF OUR SECURITIES......................................  24
EXPERTS.........................................................  24

                                 -------------

   You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                                 -------------

                       ABOUT THIS PROSPECTUS SUPPLEMENT

   This document consists of two parts. The first part is the prospectus supplement, which describes the specific terms of this offering and certain other matters relating to Genesee & Wyoming Inc. The second part, the attached prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to this offering. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. If the description in the prospectus supplement differs from the description in the attached prospectus, the description in the prospectus supplement supersedes the description in the attached prospectus.

                 WHERE YOU CAN FIND MORE INFORMATION ABOUT US

   We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. These filings are available to the public over the Internet at the Securities and Exchange Commission's web site at http://www.sec.gov. You may also read and copy any document we file at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room.

   The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. Information furnished under Item 9 of our Current Report on Form 8-K is not incorporated by reference in this prospectus. We furnished information under Item 9 of our Current Report on Form 8-K on March 20, 2001.

   We incorporate by reference the documents listed below, any filings that we make after the date of this prospectus supplement and any future filings made by us with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed.

  . The Annual Report on Form 10-K for the year ended December 31, 2000, as amended by Form 10-K/A filed on December 6, 2001;

  . The Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001, and September 30, 2001; and

  . The Current Reports on Form 8-K filed on March 2, 2001, May 1, 2001, October 3, 2001, as amended by Form 8-K/A filed on December 6, 2001, and December 4, 2001.

   You may request a copy of these filings at no cost by writing or telephoning us at the following address or telephone number:

                            Genesee & Wyoming Inc.
                              66 Field Point Road
                              Greenwich, CT 06830
                          Attention: John C. Hellmann
                           Telephone: (203) 629-3722

                         PROSPECTUS SUPPLEMENT SUMMARY

   The following information supplements, and should be read together with, the information contained or incorporated by reference in other parts of the prospectus. This summary highlights selected information from the prospectus. As a result, it does not contain all of the information you should consider before investing in our Class A Common Stock. You should carefully read the prospectus, including the documents incorporated by reference in it, which are described under "Where You Can Find More Information About Us."

   Unless the context otherwise requires, when used in this prospectus, the terms "Genesee & Wyoming," "we," "our" and "us" refer to Genesee & Wyoming Inc. and its consolidated subsidiaries and unconsolidated subsidiaries, including Australian Railroad Group Pty. Ltd. and its subsidiaries, referred to as ARG. ARG is our recently formed 50/50 joint venture in Australia with Wesfarmers Limited.

                               Genesee & Wyoming

   We are a leading owner and operator of regional freight railroads in the United States, Australia, Canada, Mexico and Bolivia. In addition, we provide freight car switching and rail-related services to industrial companies in the United States. Genesee & Wyoming was founded in 1899 as a 14-mile rail line serving a single salt mine in upstate New York. Since 1977, when Mortimer B. Fuller, III purchased a controlling interest in Genesee & Wyoming Railroad Company and became our Chief Executive Officer, we have completed 19 acquisitions and now operate over approximately 7,700 miles of owned, jointly owned or leased track as well as over 2,700 additional miles under track access arrangements. We believe that based on track miles:

  . we are the second-largest operator of regional railroads in the United States and Canada;

  . ARG, our recently formed 50/50 joint venture in Australia with Wesfarmers Limited, owns and operates the largest privately owned rail system in Australia;

  .  we own and operate Mexico's fourth-largest railroad; and

  . we are a strategic investor in, and operator of, the second largest railroad in Bolivia.

   From 1996 through December 31, 2000, we increased our operating revenues at a compounded annual growth rate of approximately 27.6%, from $77.8 million to $206.5 million. During the same period we increased our net income at a compounded annual growth rate of approximately 23.8%, from $5.9 million to $13.9 million, and our diluted earnings per share at a compounded annual growth rate of approximately 20.3%, from $0.99 to $2.07.

   As a result of the formation of ARG in December 2000, we deconsolidated our Australian operations from our financial statements and now report ARG using the equity method of accounting. Due to ARG's material impact on our net income, we also present its financial statement information on a stand-alone basis. For the nine months ended September 30, 2001, our operating revenues for North America were $129.2 million and operating revenues for ARG were $135.8 million. For the nine months ended September 30, 2001, we had net income of $16.2 million and diluted earnings per share of $1.92 compared to $9.9 million and $1.50, respectively, for the comparable period in 2000.

   Growth Strategy. We intend to continue to increase our net income and earnings per share by:

  . acquiring rail lines that are close to or contiguous with our existing regional rail systems to improve our asset utilization and reduce our operating costs;

  . broadening our geographic presence by acquiring significant rail lines in new regions where we believe there are additional business development and acquisition opportunities;

  . expanding our revenue base within each region we serve through focused marketing efforts and a high level of customer service; and

  . improving our operating performance through the more efficient use of equipment and facilities and the reduction of overhead and operating expenses.

   We have a disciplined acquisition and investment-driven strategy that focuses on both domestic and international opportunities. From 1985 to 1997, we acquired and integrated 12 acquisitions in the United States. From 1997 to 2000, we acquired or made investments in seven railroads internationally, including in South Australia (1997), Canada (1997), Mexico (1999), Western Australia (2000) and Bolivia (2000). On October 1, 2001, we acquired the South Buffalo Railway Company from Bethlehem Steel Corporation and, on December 3, 2001, we entered into an agreement to purchase all of the outstanding shares of Emons Transportation Group, Inc., a publicly traded short-line railroad company. See "--Recent Developments."

   Our recent acquisitions and investments include:

  .  branch lines of U.S. and Canadian Class I railroads;

  . rail lines of industrial companies, such as Bethlehem Steel and Broken Hill Proprietary Co. Ltd.;

  .  other regional railroads or short-line railroads; and

  . the privatization of foreign government-owned rail systems, such as Australia Southern Railroad in South Australia.

   We believe that the market for acquisitions in the United States includes 546 short-line and regional railroads operating approximately 50,000 miles of track, as well as additional lines expected to be sold by Class I railroads. Internationally, there are additional acquisition or privatization candidates in Australia, Canada, South America and other markets. Furthermore, we believe that there is a relatively small number of well capitalized operators currently bidding for properties in the international and U.S. rail markets. As a result, we believe that we are well positioned to capitalize on additional acquisition opportunities.

   In evaluating potential acquisitions and investments, the criteria we consider, among others, include:

  .  projected risk adjusted return on investment;

  .  potential for additional revenue and service improvements;

  . identifiable cost savings and synergies, such as productivity and asset utilization improvements, consolidation of equipment maintenance and operational improvements; and

  .  diversification of our overall commodity and geographic mix.

   Our strategy of building regional rail systems by acquisition and investment is illustrated by our original U.S. region, the New York-Pennsylvania Region, and ARG, our recently formed joint venture in Australia.

  . New York-Pennsylvania Region. Starting with our original rail line, the Genesee & Wyoming, we have completed seven contiguous acquisitions since 1985, creating a regional railroad linking Western New York with Western Pennsylvania. After giving effect to our recent acquisition of South Buffalo, the region now has approximately $50.0 million in annual revenue and a diverse commodity base including petroleum, auto parts, chemicals, pulp and paper and steel.

  . Australian Railroad Group. Over the past four years, we have been sequentially building a regional rail system that covers more than half of the Australian continent. In Australia, we (1) entered the market through the privatization of the rail system of South Australia in 1997; (2) acquired the right to operate Broken Hill's iron ore supply rail-lines and in-plant rail operations within its steel mill in Whyalla, South

     Australia in 1999; (3) combined our South Australian railroad business with previously state-owned rail assets of Western Australia, which we acquired with our 50/50 joint venture partner, Wesfarmers, for $334.4 million in December 2000; and (4) acquired a 2.6% equity interest in a consortium that obtained the necessary financing to build, own and operate an 885-mile rail line from Alice Springs to Darwin in the Northern Territory of Australia in April 2001.

   Marketing Strategy. We build each regional railroad business on a base of industrial customers, grow that base business through marketing efforts directed at our major customers, and create additional revenues by attracting new customers and providing ancillary rail services. Wherever possible, we seek to divert freight traffic from trucking companies to our railroads.

   At our newly privatized railroads, we have generated new business through improved marketing efforts and improved service levels. For example, in Australia, ARG recently introduced a new interstate intermodal service from Sydney, New South Wales to Adelaide, South Australia.

   Operating Strategy.   We focus on lowering operating costs and improving
asset efficiency to maximize our return on invested capital. We have been able to operate acquired rail lines more efficiently than the Class I railroads and governments from whom we acquired these properties. We typically achieve efficiencies through lowering administrative overhead, consolidating equipment and track maintenance contracts and selling unutilized assets. For example, in Australia, we improved the financial results of Australia Southern Railroad from an operating loss at the time of purchase in 1997 to an operating ratio of 81.1% in 1998, the first full year of our ownership.

                              Company Information

   Genesee & Wyoming is a Delaware corporation incorporated in 1977. Our executive offices are located at 66 Field Point Road, Greenwich, CT 06830. Our telephone number is (203) 629-3722.

                              Recent Developments

   South Buffalo Acquisition. On October 1, 2001, we acquired all of the issued and outstanding shares of common stock of South Buffalo from Bethlehem Steel for $33.1 million in cash and the assumption of certain liabilities. At the closing, we acquired beneficial ownership of the shares and, having received the necessary approvals from The Surface Transportation Board on November 21, 2001, assumed actual ownership on December 6, 2001. South Buffalo operates over 52 miles of owned track in Buffalo, New York.

   We expect to achieve annual cost savings at South Buffalo of approximately $2.5 million by eliminating approximately $1.2 million of overhead costs that were previously charged by Bethlehem Steel to South Buffalo and approximately $1.3 million through an early retirement program that took effect on December 6, 2001. The cost of the early retirement program will be accounted for as an adjustment to the purchase price of South Buffalo.

   The acquisition of South Buffalo triggered the right of The 1818 Fund III, L.P., a fund managed by Brown Brothers Harriman & Co., to acquire an additional $5.0 million of our Series A Preferred Stock. The 1818 Fund has notified us of its intent to exercise that option on or about December 11, 2001.

   Emons Acquisition. On December 3, 2001, we entered into an agreement to acquire Emons Transportation Group, Inc. for $18.5 million in cash and the assumption of approximately $10.9 million of debt, net of cash. The cash payment is to purchase the outstanding shares of Emons at $2.50 per share and we will fund the acquisition under our primary bank credit facilities.

   Emons is a short-line railroad holding company with operations in Maine, New Hampshire, Vermont, Quebec and Pennsylvania. Emons' principal subsidiaries, the St. Lawrence and Atlantic Railroad Company, referred to as SLR, and the St. Lawrence and Atlantic Railroad (Quebec) Inc., referred to as SLQ, operate over 260 miles of track that runs from Portland, Maine to Ste. Rosalie, Quebec, where SLQ interchanges with the Canadian National Railway Company. Primary traffic for SLR and SLQ includes pulp and paper, chemicals, forest products and intermodal. SLR and SLQ also transport overhead traffic between Guilford Rail System and Canadian National Railway. Emons operates a 35-acre intermodal terminal in Auburn, Maine that is served by SLR. In coordination with Canadian National Railway, SLR offers intermodal rail service to shippers in New England and Canada and provides shippers with access to international markets through five deep-water ports served by Canadian National Railway.

   Emons' Pennsylvania operations include the York Railway Company, which operates over 40 miles of track, and Penn Eastern Rail Lines, which also operates over 40 miles of track. York Railway connects with Norfolk Southern Corporation, CSX Corporation and Canadian Pacific Limited and also serves Emons' logistics operation, located in York, Pennsylvania, that provides cross-dock, warehousing and bulk transload services. Penn Eastern Rail Lines connects with Norfolk Southern Corporation.

   For the twelve months ended June 30, 2001, Emons reported $25.4 million in operating revenue, $5.7 million in earnings before interest, taxes, depreciation and amortization, often referred to as EBITDA, and $3.7 million of operating income. For the three months ended September 30, 2001, Emons reported $5.8 million in operating revenue, $1.1 million in EBITDA and $0.6 million of operating income. Total assets as of September 30, 2001 were $36.1 million and debt outstanding was $12.6 million, including approximately $2.6 million of long-term low-interest rate loans from various public entities. In the quarter ended September 30, 2001, a significant customer of SLR, Pulp & Paper of America, filed for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. Pulp & Paper of America accounted for approximately 9% of Emons' fiscal 2001 revenues of $25.4 million, or approximately $2.3 million. Pulp & Paper of America's revenue contribution in the quarter ended September 30, 2001 was not material.

   In the first year of our operation, we expect to reduce Emons' operating expenses by approximately $1.0 million primarily by absorbing its costs related to being a public company as well as other administrative functions. We also believe that additional operational savings will be achieved by coordinating SLR's and SLQ's operations with our existing rail operations in the Province of Quebec. We project that the Emons acquisition will be accretive to our earnings per share. We believe that the net effect of the expected accretion relating to the Emons acquisition and the dilution associated with the offering will result in a decrease to earnings per share of approximately $0.20.

   The acquisition of Emons is subject to approval by Emons' stockholders, regulatory and other consents, and other customary closing conditions. The acquisition is expected to be completed in the first quarter of 2002.

   Adjustment to Gain on 50% Sale of Australian Operations. In the fourth quarter of 2000 and the first quarter of 2001, we recorded pre-tax gains totaling $13.8 million related to the formation of ARG. The gains represented the difference between the recorded balance of our previously wholly owned investment in Australia, less investment amounts that we estimated would be reimbursed by ARG, and the value of those Australian operations when ARG was formed. In the fourth quarter of 2001, we, ARG and Wesfarmers reached agreement as to the level of acquisition-related costs to be reimbursed to both venture partners. Accordingly, in the fourth quarter of 2001, we will record a $0.7 million pre-tax decrease to our previously recorded gains to reflect the lower than estimated reimbursed amount for acquisition-related costs.

   ARG Restructuring. On October 11, 2001, ARG announced a restructuring of the formerly state-owned assets of Westrail Freight that is expected to result in a work force reduction of 80 employees by the end of March 2002. ARG expects that this restructuring will result in approximately $2.3 million in annual cost savings. The estimated restructuring costs will be accounted for as an adjustment to the purchase price of Westrail Freight.

   Conforming Capitalization Policies of Former Westrail Freight with Those of Australia Southern Railroad. On November 21, 2001, the board of ARG approved a change in the capital expenditure policies of its Western Australia railroad system, which was acquired from the Western Australian government in December 2000, to conform to the capital expenditure policies used at its South Australian railroad. This change will require ARG to expense $2.1 million of previously capitalized costs in the fourth quarter of 2001. Most of these costs were approved as capital projects prior to the acquisition of Westrail Freight by ARG on December 16, 2000. This fourth quarter 2001 charge will result in an estimated $0.7 million after-tax decrease in our equity earnings from ARG.

                                 The Offering

Class A Common Stock offered by us.... 2,000,000 shares

Class A Common Stock offered by the
  Selling Stockholders................ 200,000 shares

Class A Common stock to be outstanding
  immediately after this offering..... 7,826,996 shares

Use of proceeds....................... The net proceeds from this offering will be used to repay outstanding indebtedness. We will not receive any proceeds from the sale of shares of our Class A Common Stock offered by the selling stockholders. See "Use of Proceeds."

Nasdaq National Market Symbol......... GNWR

   The number of shares to be outstanding after this offering is based on 5,757,981 shares of our Class A Common Stock issued and outstanding as of December 3, 2001, before giving effect to this offering, and excludes:

  . 1,152,669 shares of our Class A Common Stock that may be issued under our 1996 Stock Option Plan, Deferred Stock Plan for Non-Employee Directors and Stock Option Plan for Outside Directors, including 920,867 shares issuable upon exercise of outstanding stock options as of December 3, 2001, assuming the exercise of options to purchase 69,015 shares of Class A Common Stock by Mortimer B. Fuller, III in connection with the offering, with a weighted average exercise price of approximately $12.82 per share;

  . 1,268,169 shares of our Class A Common Stock issuable upon conversion of our outstanding Class B Common Stock; and

  . 1,630,436 shares of our Class A Common Stock issuable upon conversion of our 25,000 shares of Series A Preferred Stock, including 5,000 shares of our Series A Preferred Stock that we expect to issue to The 1818 Fund on or about December 11, 2001.

                                 -------------

   Unless we indicate otherwise, the share information in this prospectus supplement assumes that the underwriters' option to cover over-allotments is not exercised. See "Underwriting."

                  Summary Consolidated Financial Information
                   (in thousands, except per share amounts)

   The following table sets forth summary consolidated financial information for each of the five years ended December 31, 1996, 1997, 1998, 1999 and 2000 derived from our audited consolidated financial statements and as of September 30, 2001 and for the nine months ended September 30, 2000 and 2001 derived from our unaudited consolidated financial statements. All share and per share amounts have been restated to reflect the 3-for-2 stock split of our Class A Common Stock and Class B Common Stock on June 15, 2001.

   In the opinion of our management, the unaudited information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for those periods. Interim results are not necessarily indicative of full year results. In addition, we have grown significantly through acquisitions and investments over the periods covered by this summary consolidated financial information. As such, the statements of income data reflect results for varying numbers of operations which affect comparability of the periods presented.

   The following table also sets forth summary unaudited pro forma financial information for the year ended December 31, 2000 and as of and for the nine months ended September 30, 2001 and unaudited pro forma as adjusted financial information as of September 30, 2001. This pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred had the related transactions been completed at earlier dates, nor is it necessarily indicative of future operating results.

   You should read the information in this table together with our consolidated financial statements and the related notes and the information contained in the documents incorporated by reference in this prospectus.

                                                                                                Pro
                                                                  Actual                      Forma(5)
                                             -----------------------------------------------  --------

                                                              Year Ended December 31,
                                             ---------------------------------------------------------
                                             1996(1)  1997(2)     1998    1999(3)   2000(4)     2000
                                             -------  --------  --------  --------  --------  --------
Statements of Income Data:
Operating revenues.......................... $77,795  $103,643  $147,472  $175,586  $206,530  $187,122
Operating expenses..........................  63,801    87,200   127,904   153,218   182,777   159,121
                                             -------  --------  --------  --------  --------  --------
   Income from operations...................  13,994    16,443    19,568    22,368    23,753    28,001
Interest expense............................  (4,720)   (3,349)   (7,071)   (8,462)  (11,233)  (11,560)
Gain on sale of 50% equity in Australian
 operations(6)..............................      --        --        --        --    10,062        --
Other income, net...........................     651       345     7,290     1,682     1,508       968
Provision for income taxes..................  (4,020)   (5,441)   (7,708)   (2,175)  (10,569)   (6,270)
Equity earnings (losses)(6).................      --        --      (645)     (618)      411     9,540
                                             -------  --------  --------  --------  --------  --------
   Income before extraordinary item.........   5,905     7,998    11,434    12,795    13,932    20,679
Extraordinary item from early extinguishment
 of debt, net of related income taxes.......      --        --        --      (262)       --        --
                                             -------  --------  --------  --------  --------  --------
   Net Income...............................   5,905     7,998    11,434    12,533    13,932    20,679
Impact of preferred stock outstanding(6)....      --        --        --        --        52     1,192
                                             -------  --------  --------  --------  --------  --------
   Net income available to common
    stockholders............................ $ 5,905  $  7,998  $ 11,434  $ 12,533  $ 13,880  $ 19,487
                                             =======  ========  ========  ========  ========  ========

                                                                   Pro
                                                   Actual        Forma(5)
                                             ------------------  --------
                                                   Nine Months Ended
                                                     September 30,
                                             ----------------------------
                                               2000      2001      2001
                                             --------  --------  --------
Statements of Income Data:
Operating revenues.......................... $157,860  $129,164  $142,276
Operating expenses..........................  135,075   112,915   122,411
                                             --------  --------  --------
   Income from operations...................   22,785    16,249    19,865
Interest expense............................   (7,985)   (7,537)   (8,591)
Gain on sale of 50% equity in Australian
 operations(6)..............................       --     3,713        --
Other income, net...........................    1,113       671       812
Provision for income taxes..................   (6,031)   (4,738)   (4,736)
Equity earnings (losses)(6).................       --     7,838     7,838
                                             --------  --------  --------
   Income before extraordinary item.........    9,882    16,196    15,188
Extraordinary item from early extinguishment
 of debt, net of related income taxes.......       --        --        --
                                             --------  --------  --------
   Net Income...............................    9,882    16,196    15,188
Impact of preferred stock outstanding(6)....       --       708       884
                                             --------  --------  --------
   Net income available to common
    stockholders............................ $  9,882  $ 15,488  $ 14,304
                                             ========  ========  ========

                                                                                                  Pro                    Pro
                                                                         Actual                 Forma(5)    Actual     Forma(5)
                                                         -------------------------------------- -------- ------------- --------
                                                                                                           Nine Months Ended
                                                                     Year Ended December 31,                 September 30,
                                                         ----------------------------------------------- ----------------------
                                                         1996(1) 1997(2)  1998  1999(3) 2000(4)   2000    2000   2001    2001
                                                         ------- ------- ------ ------- ------- -------- ------ ------ --------
Basic Earnings Per Share:
   Net income available to common stockholders before
    extraordinary item.................................. $ 1.03  $ 1.01  $ 1.47 $ 1.90  $ 2.13   $ 2.99  $ 1.52 $ 2.25  $ 2.07
   Extraordinary item...................................     --      --      --  (0.04)     --       --      --     --      --
                                                         ------  ------  ------ ------  ------   ------  ------ ------  ------
   Earnings per common share............................ $ 1.03  $ 1.01  $ 1.47 $ 1.86  $ 2.13   $ 2.99  $ 1.52 $ 2.25  $ 2.07
                                                         ======  ======  ====== ======  ======   ======  ====== ======  ======
   Weighted average basic shares........................  5,744   7,875   7,781  6,737   6,519    6,519   6,497  6,897   6,897
                                                         ======  ======  ====== ======  ======   ======  ====== ======  ======
Diluted Earnings Per Share:
   Net income before extraordinary item................. $ 0.99  $ 0.98  $ 1.46 $ 1.88  $ 2.07   $ 2.49  $ 1.50 $ 1.92  $ 1.73
   Extraordinary item...................................     --      --      --  (0.04)     --       --      --     --      --
                                                         ------  ------  ------ ------  ------   ------  ------ ------  ------
   Earnings per common share............................ $ 0.99  $ 0.98  $ 1.46 $ 1.84  $ 2.07   $ 2.49  $ 1.50 $ 1.92  $ 1.73
                                                         ======  ======  ====== ======  ======   ======  ====== ======  ======
   Weighted average diluted shares......................  5,949   8,171   7,844  6,810   6,729    8,289   6,606  8,457   8,783
                                                         ======  ======  ====== ======  ======   ======  ====== ======  ======
   Earnings per common share excluding gain on sale of
    50% equity in Australian operations.................                                $ 2.36   $ 2.49         $ 1.61  $ 1.73
                                                                                        ======   ======         ======  ======

                                                  As of September 30, 2001
                                               --------------------------------
                                                          Pro      Pro Forma
                                                Actual  Forma(5) As Adjusted(7)
                                               -------- -------- --------------
    Balance Sheet Data:
    Cash and cash equivalents................. $ 11,387 $ 11,397    $ 11,397
    Working capital...........................    8,074    7,585       7,585
    Total assets..............................  342,961  382,252     382,252
    Long-term debt, net of current portion....   85,882  114,705      57,610
    Series A Preferred Stock..................   18,957   23,717      23,717
    Stockholders' equity......................  108,605  108,605     165,700

---------------------
(1) The results for 1996 reflect our acquisitions of Illinois & Midland Railroad, Inc., Pittsburg & Shawmut Railroad, Inc. and Rail Link, Inc.
(2) The results for 1997 reflect our acquisitions of Australia Southern Railroad and a 47.5% equity interest in Genesee Rail-One Inc. (Canada).
(3) The results for 1999 reflect our acquisitions of an additional 47.5% interest in Genesee Rail-One Inc., increasing our interest to 95% and consolidating it into our financial statements, and Compania de Ferrocarriles Chiapas-Mayab, S.A. de C.V. (Mexico).
(4) The results for 2000 reflect our acquisitions of:
    .  Westrail Freight through our 50/50 joint venture in Australia, ARG
       (See Note 6 below);
    . the remaining 5% interest in Genesee Rail-One Inc.; and . an indirect 21.9% interest in Empressa Ferroviara Oriental, S.A.
       (Bolivia).
(5) The pro forma financial information reflects the purchase method of accounting by giving effect to our acquisition of South Buffalo and the related borrowings under our primary bank credit facilities of $33.1 million and the related issuance of 5,000 shares of our Series A Preferred Stock to The 1818 Fund as if those transactions had occurred on January 1, 2000 for the statements of income, and as of September 30, 2001 for the balance sheet. The total purchase costs of the acquisition were allocated to the assets acquired and the liabilities assumed, based on their respective estimated fair values. The pro forma statements of income also give effect to our December 2000 issuance of ARG's stock to Wesfarmers and ARG's concurrent acquisition of Westrail Freight and related transactions as if they had occurred on January 1, 2000. The one-time gains and income tax impacts described below in note 6 that relate to our partial sale of ARG have been excluded from the pro forma statements of income. Those net gains of $3.6 million for the year ended December 31, 2000 and $2.6 million for the nine months ended September 30, 2001, increased our actual diluted earnings per share for those actual historical periods by $0.52 and $0.31, respectively. Additionally, the pro forma statements do not include the approximately $2.5 million of annual cost savings that we expect to achieve at South Buffalo by eliminating approximately $1.2 million of overhead costs that were previously charged by Bethlehem Steel to South Buffalo and approximately $1.3 million through an early retirement program that took effect on December 6, 2001.
(6) In December 2000, we issued shares of our Australian subsidiary, Australia Southern Railroad, at a price per share in excess of our book value investment in that subsidiary resulting in a fourth quarter 2000 gain of $10.1 million and a first quarter 2001 gain of $3.7 million. Immediately prior to the issuance, we purchased certain stock options held by that subsidiary's management and recorded a related $4.0 million pre-tax charge included in operating expenses. Concurrent with that issuance, we deconsolidated our Australian subsidiary and began reflecting our resulting 50% interest in that subsidiary as equity earnings. In addition, concurrent with that issuance, we issued 20,000 shares of our Series A Preferred Stock to The 1818 Fund.
(7)The pro forma as adjusted balance sheet gives effect to the transactions described in note 5, the sale of 2,000,000 shares of our Class A Common
   Stock in this offering at an assumed public offering price of $30.00 per share,our receipt of $0.9 million upon the exercise of options to purchase 69,015 shares by a selling stockholder and the application of the estimated net proceeds therefrom, estimated to be $56.2 million, to reduce our outstanding indebtedness under our primary bank credit facilities as if those transactions had occurred on September 30, 2001. The reduction of our outstanding indebtedness, if it occurred on January 1, 2001, would have reduced after-tax interest expense by $1.7 million for the year ended December 31, 2000.

                   RISKS RELATED TO OUR CLASS A COMMON STOCK

   Investing in our Class A Common Stock involves risks. You should carefully consider the following risk factors relating to our Class A Common Stock and the risk factors described on page 2 of the attached prospectus relating to our business in addition to the other information contained in this prospectus supplement and the attached prospectus, and in any other documents to which we refer you in this prospectus supplement or the attached prospectus, in deciding whether to invest in our Class A Common Stock.

Our directors and executive officers have the ability to significantly influence the vote of our stockholders on significant corporate actions.

   As of December 3, 2001, our directors and executive officers beneficially owned approximately 15.7% of the outstanding shares of our Class A Common Stock and approximately 96.7% of the outstanding shares of our Class B Common Stock, which has ten votes per share, representing approximately 65.6% of our voting power, including approximately 51.0% of the voting power controlled by Mortimer
B. Fuller, III, our Chairman of the Board and Chief Executive Officer. As a result, Mr. Fuller and the other directors and executive officers will have the ability to significantly influence the vote of our stockholders on important corporate actions requiring stockholder approval, including mergers, share exchanges or sales of all or substantially all of our assets. With this voting power, Mr. Fuller and the other directors and executive officers may also have the ability to delay or prevent a change in control.

Shares eligible for future sale could have adverse consequences for the market price of our Class A Common Stock.

   As of December 3, 2001, our outstanding shares of Class B Common Stock were freely convertible on a one-for-one basis into 1,268,169 shares of Class A Common Stock and, if so converted, will be eligible for sale subject to the volume and other limitations of Rule 144. In addition, the shares of Series A Preferred Stock beneficially owned by The 1818 Fund are convertible into 1,630,436 shares of Class A Common Stock, and the holders of Series A Preferred Stock are entitled to registration rights. We cannot predict the effect, if any, that the availability of shares of Class A Common Stock for future sales will have on the market price of our Class A Common Stock prevailing from time to time. Sales of substantial amounts of Class A Common Stock, including shares issued upon the conversion of our Class B Common Stock or Series A Preferred Stock, or under our 1996 Stock Option Plan, or the perception that these sales could occur, could adversely affect prevailing market prices for our Class A Common Stock.

Our certificate of incorporation and by-laws and employment agreements with our executive officers as well as Delaware corporate law contain provisions that may discourage a takeover attempt.

   Certain provisions of our certificate of incorporation and by-laws may have the effect of discouraging a third party from making an acquisition proposal and may inhibit a change in control under circumstances that could give the stockholders the opportunity to realize a premium over the then-prevailing market prices. Specifically, mergers and certain other corporate actions require the approval of two-thirds of the total votes represented by all Class
A Common Stock and Class B Common Stock unless Genesee & Wyoming is the survivor of the merger or consolidation and no change of control has occurred as a result of the merger or consolidation. Our Board of Directors is divided into three classes, with the members of each class serving staggered three-year terms, and is expressly authorized to consider a variety of factors and constituencies in determining our best interests. In addition, under certain circumstances Section 203 of the Delaware General Corporation Law makes it more difficult for an "interested stockholder," generally a 15% stockholder, to effect certain business combinations with a corporation for a three-year period.

   We have entered into and may in the future enter into change of control agreements with some of our senior officers. These agreements provide that upon termination of the officer's employment with us within three years after a defined change in control of Genesee & Wyoming, the officer will receive a cash amount equal to three times the average annual compensation payable to him by Genesee & Wyoming during the immediately preceding five years.

The market price of our Class A Common Stock may be volatile, which could cause the value of your investment to decline.

   Securities markets experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our Class A Common Stock in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors, and in response, the market price of our Class A Common Stock could decrease significantly.

                          FORWARD-LOOKING STATEMENTS

   This prospectus and the documents incorporated in this prospectus by reference may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that state our current expectations, estimates and projections about our industry and our management's beliefs and assumptions regarding anticipated cost savings and other matters. Words such as "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of these words and similar expressions are intended to identify these forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to forecast. Therefore, actual results may differ materially from those expressed or forecast in these forward-looking statements. These risks and uncertainties include those noted in this prospectus and in the documents incorporated in this prospectus by reference. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Factors that could cause our actual results to differ materially include those described under "Risks Related To Our Class A Common Stock" on page S-10 of this prospectus supplement and "Risk Factors" on page 2 of the attached prospectus as well as:

  .  the inability to successfully execute our growth strategy;

  .  changes to Australia's open access regime;

  . the risks of doing business in foreign countries, including exchange rate fluctuations;

  .  the unexpected loss of any long-term concession or lease agreement;

  .  the unexpected loss of one or more of our largest customers;

  .  adverse weather conditions;

  . changes in environmental and other laws and regulations to which we and our subsidiaries are subject;

  .  the inability to successfully integrate our acquisitions; and

  .  general economic and business conditions.

   Other factors besides those listed here could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

                                USE OF PROCEEDS

   We will reduce our outstanding indebtedness under our primary bank credit facilities, with the net proceeds from this offering, estimated to be $56.2 million, assuming an offering price of $30.00 per share. Approximately $33.1 million of those loans were used to fund our acquisition of South Buffalo, approximately $7.0 million was used to fund our investment in Empresa Ferroviaria Oriental, S.A. and the remainder was used for general corporate purposes. Those facilities consist of up to $135.0 million of available borrowings in the form of revolving loans and term loans in both the United States and in Canada. The facilities mature in August 2004 and, as of September 30, 2001, bore interest at a weighted average rate of 5.857%. Immediately following this offering and the application of the proceeds therefrom as described above, we will be able to borrow $93.7 million of revolving loans under our primary bank facilities.

   We will not receive any proceeds from the sale of shares of our Class A Common Stock offered by the selling stockholders.

                                DIVIDEND POLICY

   We have not paid cash dividends on our Class A Common Stock or Class B Common Stock since our initial public offering in 1996. Other than dividends to be paid on outstanding shares of Series A Preferred Stock or shares of preferred stock issued after the date of this prospectus supplement, if so designated, we do not intend to pay cash dividends for the foreseeable future and intend to retain earnings, if any, for the operation and expansion of our business. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will be dependent upon our results of operations, financial condition, contractual restrictions and other factors deemed relevant by our Board of Directors.

                                CAPITALIZATION
                 (Dollars in thousands, except share amounts)

   The following table sets forth our unaudited capitalization as of September 30, 2001:

  .  on an actual basis;

  . on a pro forma basis to give effect to the acquisition of South Buffalo and the related issuance of 5,000 shares of our Series A Preferred Stock to The 1818 Fund net of expenses; and

  . on a pro forma as adjusted basis to also give effect to our sale of 2,000,000 shares of our Class A Common Stock in this offering at an assumed public offering price of $30.00 per share, our receipt of approximately $0.9 million upon the exercise of options to purchase 69,015 shares by a selling stockholder and the application of the estimated net proceeds as set forth in "Use of Proceeds," in each case, assuming those transactions had occurred on September 30, 2001.

   In addition to our long-term debt and our stockholders' equity, we also consider the current portion of our long-term debt and our outstanding shares of Series A Preferred Stock, but not minority interest, as part of our capitalization.

   You should read the information in this table together with our consolidated financial statements and the related notes and the information contained in the documents incorporated by reference in this prospectus.

                                                                        As of September 30, 2001
                                                                     ------------------------------
                                                                                          Pro Forma
                                                                      Actual   Pro Forma As Adjusted
                                                                     --------  --------- -----------
Cash and cash equivalents:.......................................... $ 11,387  $ 11,397   $ 11,397
                                                                     ========  ========   ========
Debt:
   Current portion of long-term debt................................ $  4,319  $  4,319   $  4,319
   Long-term debt, less current portion.............................   85,882   114,705     57,610
                                                                     --------  --------   --------
       Total debt...................................................   90,201   119,024     61,929
                                                                     --------  --------   --------
Series A Preferred Stock (1)........................................   18,957    23,717     23,717
                                                                     --------  --------   --------
Stockholders' Equity:
   Class A Common Stock, $0.01 par value, one vote per share;
     12,000,000 shares authorized; 7,262,045 shares issued and
     5,738,638 shares outstanding; (9,331,060 shares issued and
     7,807,653 shares outstanding on a pro forma as adjusted basis)
     (2)(3).........................................................       73        73         93
   Class B Common Stock, $0.01 par value, 10 votes per share;
     1,500,000 shares authorized; 1,268,169 issued and
     outstanding(3).................................................       13        13         13
   Additional paid-in-capital.......................................   54,181    54,181    111,256
   Retained earnings................................................   76,392    76,392     76,392
   Accumulated other comprehensive loss.............................  (10,591)  (10,591)   (10,591)
   Treasury stock (1,523,407 shares), at cost.......................  (11,463)  (11,463)   (11,463)
                                                                     --------  --------   --------
   Total stockholders' equity.......................................  108,605   108,605    165,700
                                                                     --------  --------   --------
       Total capitalization......................................... $217,763  $251,346   $251,346
                                                                     ========  ========   ========

---------------------
(1)Represents, on an actual basis, 20,000 shares of Series A Preferred Stock held by The 1818 Fund. These shares earn dividends at a rate of 4%, can be redeemed after December 2004 and must be redeemed by December 2008. These shares of Series A Preferred Stock are convertible into 1,304,348 shares of our Class A Common Stock at any time. The 1818 Fund has notified us that it will exercise its option to acquire 5,000 additional shares of Series A Preferred Stock on or about December 11, 2001. These new shares are included in the pro forma column and will also be redeemable after December 2004 and will be convertible into 326,088 shares of our Class A Common Stock.
(2)These balances do not include shares of our Class A Common Stock subject to outstanding stock options or shares of Class A Common Stock issuable in connection with the conversion of our outstanding Class B Common Stock or Series A Preferred Stock except for the pro forma as adjusted balances which include the 69,015 shares to be issued to a selling stockholder upon exercise of some of his stock options.
(3)On November 26, 2001, we filed a definitive information statement on Form 14C with the Securities and Exchange Commission disclosing our intent to file an amendment to our Restated Certificate of Incorporation increasing our authorized shares of Class A Common Stock to 30,000,000 and our authorized shares of Class B Common Stock to 5,000,000. We intend to file that amendment with the Secretary of State of the State of Delaware on December 17, 2001.

                                   BUSINESS

   We are a holding company whose subsidiaries and unconsolidated affiliates own and operate short-line and regional freight railroads and provide related rail services in North America, South America and Australia. We, through our U.S. industrial switching subsidiary, also provide railroad switching and related services to U.S. industrial companies with extensive railroad facilities within their complexes. Our predecessor, Genesee & Wyoming Railroad Company, was founded in 1899 by E.L. Fuller and his partners.

   In 1977, when Mortimer B. Fuller, III purchased a controlling interest in Genesee & Wyoming Railroad Company and became our Chief Executive Officer, we were dependent on a single commodity, salt, produced by a single customer. At that time, we generated $3.9 million in operating revenues over our 14 miles of track. In 1978, under the leadership of Mr. Fuller, we began a strategy of growth by acquisition that broadened our sources of rail and rail-related revenues. We initially expanded into the railcar leasing business and subsequently completed 12 acquisitions in the United States. Significant U.S. acquisitions have included the Rochester & Southern Railroad, Inc. (1986), Louisiana & Delta Railroad, Inc. (1987), Buffalo & Pittsburgh Railroad, Inc.
(1988), Allegheny & Eastern Railroad, Inc. (1992), Willamette & Pacific Railroad, Inc. (1993), Portland & Western Railroad, Inc. (1995), Illinois & Midland Railroad, Inc. (1996), Pittsburg & Shawmut Railroad, Inc. (1996), Rail Link, Inc. (1996) and South Buffalo Railway Company (2001).

   Our domestic growth has been complemented by expansion into deregulating rail markets worldwide. For example, in Australia:

  . we were awarded a concession by the South Australian government to operate a railroad that provides freight services in South Australia and formed a wholly owned subsidiary, Australia Southern Railroad, or ASR, to operate that concession in 1997;

  . we acquired the right to operate Broken Hill's iron ore supply rail-lines and in-plant rail operations in Whyalla, South Australia in 1999;

  . we, through our recently formed joint venture, ARG, completed the acquisition of Westrail Freight from the government of Western Australia in December 2000. ARG is a joint venture owned 50% by us and 50% by Wesfarmers Limited, a public corporation based in Perth, Western Australia. Westrail Freight was composed of the freight operations of the formerly state-owned railroad of Western Australia.

   In 1997, we formed Genesee Rail-One Inc., a joint-venture for Canadian rail acquisitions, which operates two railroads in Canada. In April 1999, we increased our ownership interest in Genesee Rail-One to 95% and began consolidating its operating results, and during the second quarter of 2000, we purchased the remaining 5% interest.

   In July 1998, we began serving as the operator of a mineral railroad in northern Mexico. The railroad, known as Linea Coahuila Durango, is a concession awarded by the Mexican government to two Mexican industrial firms. Late in 1999, we changed our relationship with Linea Coahuila to that of being a provider of technical assistance so that our management could focus on our new Mexican operation, Compania de Ferrocarriles Chiapas-Mayab, S.A. de C.V., referred to in this prospectus as FCCM. In August 1999, FCCM, our wholly owned subsidiary, was awarded a concession to operate two railways, the Chiapas line and the Mayab line, which are connected by trackage rights on the transisthmus rail line, previously owned by the state-owned Mexican rail company, Ferronales. FCCM began operations on September 1, 1999. On December 7, 2000, in conjunction with the refinancing of FCCM and its parent company, GW Servicios, S.A. de C.V. (Servicios), the International Finance Corporation invested $1.9 million of equity for a 12.7% indirect interest in FCCM, through its parent company, Servicios. We contributed an additional $13.1 million and maintain an 87.3% indirect ownership in FCCM.

   In November 2000, we acquired an indirect 21.9% equity interest in Empresa Ferroviaria Oriental, S.A. increasing our stake in Oriental to 22.6%. Oriental is a railroad serving eastern Bolivia and connecting to railroads in Argentina and Brazil. We previously acquired a 0.7% indirect interest in Oriental on September 30, 1999 through our 47.5% ownership interest in Latin American Rail LLC. On July 24, 2001, we increased our indirect equity interest in Oriental to 22.9% with an additional investment of $246,000.

   On October 1, 2001, we beneficially acquired all of the issued and outstanding shares of common stock of South Buffalo from Bethlehem Steel. South Buffalo currently owns and operates over 52 miles of owned track in Buffalo, New York. On November 21, 2001, we received all the necessary approvals from The Surface Transportation Board and, on December 6, 2001, assumed actual ownership of South Buffalo Railway.

   Most recently, on December 3, 2001, we entered into an agreement to acquire Emons Transportation Group, Inc. Emons is a short-line railroad holding company with operations in Maine, New Hampshire, Vermont, Quebec, and Pennsylvania. The acquisition of Emons is subject to approval by Emons' stockholders, regulatory and other consents, and other customary closing conditions. See "Prospectus Supplement Summary-- Recent Developments."

Industry Overview

   According to the Association of American Railroads Railroad Facts 2000 Edition, we believe that there are 555 railroads in the United States operating roughly 170,000 miles of track. U.S. railroads are segmented into one of three categories based on the amount of their revenues. Class I railroads, those with over $258.5 million in revenues, represent over 90% of total rail revenues. Regional and short-line railroads operate approximately 50,000 miles of track in the United States. The primary function of these smaller railroads is to provide feeder traffic to the Class I carriers. In terms of revenue, regional and short-line railroads combined account for approximately 9% of total railroad revenue.

   The following table shows the breakdown of railroads by classification.

   Classification of Railroads Number Miles Operated        Revenues
   --------------------------- ------ -------------- -----------------------
       Class I................    9      120,986         over $258.5 million
       Regional (Class II)....   36       21,250     $20.7 to $258.4 million
       Local (Class III)......  510       28,422     less than $20.7 million
                                ---      -------
        Total.................  555      170,658

---------------------
Source: Association of American Railroads Railroad Facts 2000 Edition.

   The railroad industry in the United States has undergone significant change since the passage of the Staggers Rail Act of 1980, which deregulated the pricing and types of services provided by railroads. Following the Staggers Act, Class I railroads in the United States and Canada took steps to improve profitability and recapture market share. In furtherance of that goal, Class I railroads focused their management and capital resources on their long-haul core systems, and some of them sold branch lines to smaller and more cost-efficient rail operators willing to commit the resources necessary to meet the needs of the shippers located on these lines. Divestment of branch lines enables Class I carriers to minimize incremental capital expenditures, concentrate traffic density, improve operating efficiency, and avoid traffic losses associated with rail line abandonment.

   The efforts of Class I carriers to increase efficiency also led to an increase in merger activity among long-haul railroads, such as, the acquisition of Consolidated Rail Corporation by Norfolk Southern Corp. and CSX Transportation, Inc., in 1999. Such consolidations present both risk and opportunity for us. On one hand, service failures resulting from poor system integration negatively impact our revenues and operating expenses. On the other hand, as efficiencies are achieved by the mergers, we benefit from a more fluid and efficient rail system. The Surface Transportation Board issued a 15-month moratorium on Class I rail mergers on March 17, 2000. On June 7, 2001, The Surface Transportation Board issued a new set of regulations governing Class I rail mergers that took effect on July 11, 2001.

   Although the acquisition market is competitive, we believe that there will continue to be opportunities to acquire rail properties in the United States and Canada from Class I railroads and short-line and regional railroads. We also believe there may be additional acquisition opportunities in Australia, Canada, South America and other markets.

Growth Strategy

   We intend to continue to increase our net income and earnings per share by:

  . acquiring rail lines that are close to or contiguous with our existing regional rail systems to improve our asset utilization and reduce our operating costs;

  . broadening our geographic presence by acquiring rail lines in new regions where we believe there are additional business development and acquisition opportunities;

  . expanding our revenue base within each region we serve through focused marketing efforts and a high level of customer service; and

  . improving our operating performance through the more efficient use of equipment and facilities and the reduction of overhead and operating expenses.

   Acquisition of and Investment in Rail Properties. We seek to expand our international and U.S. business through the selective acquisition of and investment in rail properties, both in new regions and in regions in which we currently operate. Our fundamental acquisition strategy is to identify properties that have large industrial customers which will provide us with a stable revenue base and the potential to generate incremental revenues and additional customers upon implementation of a focused marketing plan. In new regions, we target rail properties that have adequate size to establish a presence in the region, provide a platform for growth in the region, and attract qualified management. When acquiring rail properties in our existing regions, in addition to seeking properties with large industrial customers, we target contiguous rail properties where we believe there are significant opportunities to realize operating efficiencies.

   In evaluating potential acquisitions and investments, the criteria we consider, among others, include:

  .  projected risk-adjusted return on investment;

  .  potential for additional revenue and service improvements;

  . identifiable cost savings and synergies, such as productivity and asset utilization improvements, consolidation of equipment maintenance and operational improvements;

  .  diversification of our overall commodity and geographic mix;

  .  the size of the rail operations;

  .  opportunities for expansion;

  .  revenue stability; and

  .  connecting carriers.

   We also consider acquisition opportunities that have the potential to enable our railroads to provide better or more cost-effective service to major shippers or to increase and diversify the overall customer base of our railroads. We develop acquisition prospects through our relationships with Class I carriers and our reputation in the industry. In addition, we use consultants to assist in the identification and development of acquisition opportunities. We have acquired and integrated 19 acquisitions of varying sizes and operating characteristics, including short-lines, Class I divestitures, government owned railroads, rail lines of industrial companies and an industrial switching company.

   We generally acquire rail properties through the purchase of stock or the purchase or lease of assets. Typically, we bid against other short-line and regional operators for available properties. The structure of each transaction is determined based upon economic and strategic considerations. In addition to the financial terms of the transaction, sellers consider more subjective criteria such as a prospective acquiror's operating experience, its reputation among shippers and its ability to close a transaction and commence operations smoothly. We believe we have established an excellent record in each of these areas. In addition, by growing revenues on our acquired lines and providing improved service to shippers, we are often able to provide increased revenue to the Class I carriers that connect with our North American lines. Furthermore, we believe that there is a relatively small number of well capitalized operators currently bidding for properties in the international and U.S. rail markets. As a result, we believe that we are well positioned to capitalize on additional acquisition opportunities.

Marketing Strategy

   We build each regional railroad business on a base of major industrial customers, grow that base business through marketing efforts directed at our major customers, and create additional revenues outside the base of major customers by attracting new customers and providing ancillary rail services. We believe that over the long term, the strategy of building our regions around a core of major industrial customers provides a stable revenue base and allows us to focus our efforts on additional growth opportunities within a region. Through implementation of our marketing strategy, we have increased the number of our customers so that, over time, our reliance on any one customer or commodity has been declining. Our marketing strategy also seeks, whenever possible, to divert freight traffic from trucking companies to our railroads, as illustrated by our local stone shipments for a major customer in the State of Oregon where we moved traffic from road to rail to circumvent the congested I-5 corridor around Portland.

   Consistent with our decentralized management structure, our sales and marketing activity is coordinated in each region by a marketing manager. The marketing manager works closely with personnel of each of our railroads and with other department heads to develop marketing plans to increase shipments from existing customers and develop new business. We consider all of our employees to be customer service representatives and encourage them to initiate and maintain regular contact with shippers.

   Because most of the traffic transported by our railroads in the United States and Canada is interchanged with Class I carriers, our marketing efforts in these areas are often aimed at enhancing our railroads' relationships with these Class I carriers as well as shippers. We provide related rail services such as railcar leasing, railcar repair, switching, storage, weighing and blocking and bulk transfer, which enable Class I carriers and customers to move freight more easily and cost-effectively. For example, we supply cars to our customers or our railroads when, among other things, a customer has a need which cannot be filled by cars supplied by Class I railroads or we have an opportunity to provide cars on a cost basis that both meets customer needs and improves the economics of a freight move to us. We actively manage our railcar and locomotive portfolio, buying, selling and leasing equipment to take advantage of changes in market value in conjunction with changes in our customers' needs.

Operating Strategy

   We strive to increase efficiency and profitability in each region in which we operate. When acquiring new rail properties within an existing region, we capitalize on operating efficiencies created by the presence of our other railroads within that region. In addition, consolidation of revenue and accounting functions often allows us to operate new railroads with fewer employees.

   We intend to continue to improve the operating efficiency of our railroads by track rehabilitation, especially where maintenance has been deferred by the prior owner. Because of the importance of certain of our shippers to the economic stability and/or development of the regions where they are located, and because of the importance of certain of our railroads to the economic infrastructure of those regions, approximately $46.6 million in state, federal and third party grants for track rehabilitation and service improvements has been invested in our U.S. rail properties since 1987.

Railroad Operations--North America

   Customers. Our North American railroads currently serve over 660 customers. A large portion of our North American railroad operating revenue is attributable to customers operating in the electric utility, paper, petroleum products, lumber and forest products, farm and food products, chemicals and metals industries. As we acquire new North American railroad operations, the base of customers served continues to grow and diversify. Our largest 10 North American customers accounted for approximately 30%, 34% and 38% of our total North American railroad revenues in 2000, 1999 and 1998, respectively, and approximately 32% for the nine months ended September 30, 2001. Our largest North American customer is a coal-fired electricity generating plant owned by Dominion Resources that accounted for 6% of our total North American railroad revenues in 2000 and 7% of our total North American railroad revenues for the nine months ended September 30, 2001. We typically ship freight under transportation contracts among us, our connecting carriers and the shipper, and the terms of these contracts vary from customer to customer.

   Railroad Commodities. Our North American railroads transport a wide variety of commodities for our customers. Some of our railroads have a diversified commodity mix while others transport one or two principal commodities. In 2000, coal, coke and ores; and pulp and paper products were the two largest commodity groups transported by our North American railroads, constituting 20.6% and 15.6%, respectively, of total North American freight revenues, and 31.2% and 13.8%, respectively, of total North American carloads. For the nine months ended September 30, 2001, coal, coke and ores; and minerals and stone were the two largest commodity groups transported by our North American railroads, constituting 22.2% and 15.3%, respectively, of total North American freight revenues, and 33.4% and 11.5%, respectively, of total North American carloads.

   The following table provides freight revenues, carloads and average freight revenues per carload for the nine months ended September 30, 2001:

  North American Freight Revenues and Carloads Comparison by Commodity Group
                 For the Nine Months Ended September 30, 2001
              (dollars in thousands, except average per carload)

                                                                 Average
                                                                 Freight
                                                                 Revenues
                                 Freight  % of            % of     Per
      Commodity Group            Revenues Total  Carloads Total  Carload
      ---------------            -------- -----  -------- -----  --------
      Coal, coke and ores....... $21,553   22.2%  94,765   33.4%  $  227
      Minerals and stone........  14,824   15.3%  32,507   11.5%     456
      Pulp and paper............  14,227   14.7%  37,521   13.2%     379
      Petroleum products........  13,364   13.8%  21,522    7.6%     621
      Metals....................   7,688    7.9%  27,806    9.8%     276
      Farm and food products....   7,382    7.6%  20,439    7.2%     361
      Lumber and forest products   6,597    6.8%  19,666    6.9%     335
      Chemicals and plastics....   6,389    6.6%  12,424    4.4%     514
      Autos and auto parts......     976    1.0%   1,557    0.5%     627
      Other.....................   4,100    4.1%  15,608    5.5%     263
                                 -------  -----  -------  -----
       Total.................... $97,100  100.0% 283,815  100.0%     342
                                 =======  =====  =======  =====

  . Coal, coke and ores consist primarily of shipments of coal to utilities and industrial customers;

  . Minerals and stone consist primarily of cement, gravel and stone used in construction;

  . Pulp and paper consist primarily of inbound shipments of pulp and outbound shipments of kraft and fine papers;

  .  Petroleum products consist primarily of fuel oil and crude oil;

  . Metals consist primarily of scrap metal, finished steel products and coated pipe;

  . Farm and food products consist primarily of sugar, molasses, rice and other grains and fertilizer;

  . Lumber and forest products consists primarily of finished lumber used in construction, particleboard used in furniture manufacturing, and wood chips and pulpwood used in paper manufacturing;

  . Chemicals and plastics consist primarily of various chemicals used in manufacturing; and

  .  Autos and auto parts consists primarily of finished automobiles.

   Railroad Employees. As of September 30, 2001, our North American railroads had approximately 1,352 full-time employees. Of this total, approximately 42.2% of our employees were members of national labor organizations. Our U.S. railroads have 14 contracts with these national labor organizations, none of which are currently being renegotiated. In Mexico, we are party to one collective bargaining agreement which is currently in negotiations. We believe that our relationship with our employees is good.

U.S. Industrial Switching Operations

   U.S. industrial switching operations generate non-freight revenues primarily by providing freight car switching and related rail services such as equipment leasing, railcar repair and storage to industrial companies with extensive railroad facilities within their complexes. Our U.S. industrial switching operation serves 26 customers in 10 states. These customers are primarily in the chemicals, paper, grain, mining and power generation industries. The provision of the service generally involves locating a work force and locomotives at the customer's facility and tailoring the service level to the switching requirements of the site. As of September 30, 2001, our U.S. industrial switching operations had approximately 233 full-time employees.

Railroad Operations--Australia

   On December 16, 2000, we, through our recently formed joint venture, ARG, completed the acquisition of Westrail Freight from the government of Western Australia. ARG is a joint venture owned 50% by us and 50% by Wesfarmers Limited, a public corporation based in Perth, Western Australia. Westrail Freight is composed of the freight operations of the formerly state-owned railroad of Western Australia.

   To complete the acquisition, we contributed to ARG: (1) our formerly wholly owned subsidiary, Australia Southern Railroad; (2) our 2.6% interest in the Asia Pacific Transport Consortium, a consortium selected to construct and operate the Alice Springs to Darwin railway line in the Northern Territory of Australia; and (3) $21.4 million in cash. We account for our 50% ownership in ARG under the equity method of accounting and therefore deconsolidated ASR from our consolidated financial statements as of December 17, 2000.

   Customers. ARG currently serves over 50 customers. A large portion of ARG's railroad operating revenue is attributable to customers operating in the grain, alumina and iron ore industries. ARG's largest ten customers accounted for approximately 67.8% of its revenues for the nine months ended September 30, 2001. ARG's largest contract, which provides rail service to Western Australia's grain industry, accounted for 18.2% of its revenue for the nine months ended September 30, 2001. ARG typically ships freight under transportation contracts between ARG and the shipper, and the terms of these contracts vary from customer to customer.

   Railroad Commodities. ARG's railroads transport a wide variety of commodities for its customers. For the nine months ended September 30, 2001, grain, other ores and minerals, iron ore, alumina and hook and pull (haulage) represented 30.3%, 22.8%, 12.0%, 9.8% and 6.0% of freight revenues, respectively, and 19.7%, 11.9%, 18.7%, 17.4% and 5.0% of ARG's total carloads, respectively.

   The following table provides ARG's freight revenues, carloads and average freight revenues per carload for the nine months ended September 30, 2001.

Australian Railroad Group Freight Revenues and Carloads Comparison by Commodity
              Group  For the Nine Months Ended September 30, 2001
              (dollars in thousands, except average per carload)

                                                                   Average
                                                                   Freight
                                                                   Revenues
                                   Freight  % of            % of     Per
     Commodity Group               Revenues Total  Carloads Total  Carload
     ---------------               -------- -----  -------- -----  --------
     Grain........................ $ 37,301  30.3% 123,881   19.7%  $ 301
     Other ores and minerals......   28,011  22.8%  74,801   11.9%    374
     Iron ore.....................   14,778  12.0% 117,287   18.7%    126
     Alumina......................   12,062   9.8% 109,361   17.4%    110
     Hook and pull (haulage)......    7,316   6.0%  31,167    5.0%    235
     Bauxite......................    6,974   5.7%  95,277   15.2%     73
     Gypsum.......................    1,531   1.2%  28,603    4.6%     54
     Other........................   14,939  12.2%  47,190    7.5%    317
                                   -------- -----  -------  -----
        Total..................... $122,912 100.0% 627,567  100.0%    196
                                   ======== =====  =======  =====



   Railroad Employees. As of September 30, 2001, ARG had approximately 1,063 full-time employees. Of this total, approximately 35% are members of labor unions. In South Australia, we have one collective bargaining agreement that expires in September 2004. In Western Australia, we are currently negotiating with our employees and union representatives to reach new agreements.

Competition

   We compete with other acquirors of rail lines. Competition for rail properties is based primarily upon price, operating experience, reputation, ability to close a transaction and commence operations smoothly, and financing capability. We believe our established reputation as a successful acquiror and operator of short line rail properties, in combination with our managerial and financial resources, effectively positions us to take advantage of acquisition opportunities.

   Each of our railroads is typically the only rail carrier directly serving our customers; however, our railroads compete directly with other modes of transportation, principally motor carriers and, to a lesser extent, ship, barge and pipeline operators. The extent of this competition varies significantly among our railroads. Competition is based primarily upon the rate charged and the transit time required, as well as the quality and reliability of the service provided, for an origin-to-destination transportation service. To the extent other carriers are involved in transporting a shipment, we cannot control the cost and quality of the service.

   In Australia, where a significant portion of our operations is located, the applicable legislative and regulatory framework enables third party rail operators to gain access to our railway infrastructure in Western Australia and South Australia for access fees. The open access regime gives our competitors the ability to compete for our customers by allowing them to service our customers using our railway infrastructure.

Regulation

   United States. Our U.S. railroads are subject to regulation by:

  .  The Surface Transportation Board;

  .  the Federal Railroad Administration;

  .  state departments of transportation; and

  .  some state and local regulatory agencies.

   The Surface Transportation Board is the successor to certain regulatory functions previously administered by the Interstate Commerce Commission. Established by the ICC Termination Act of 1995, The Surface Transportation Board has jurisdiction over, among other things, service levels and compensation of carriers for use of their railcars by other carriers. It also must authorize extension or abandonment of rail lines, the acquisition of rail lines, and consolidation, merger or acquisition of control of rail common carriers; in limited circumstances, it may condition such authorization upon the payment of severance benefits to affected employees. The Surface Transportation Board may review rail carrier pricing only in response to a complaint concerning rates charged for transportation where there is an absence of effective competition. The Federal Railroad Administration has jurisdiction over safety and railroad equipment standards and also assists in coordinating projects for railroad route simplification.

   In 1980, the Staggers Rail Act fundamentally changed U.S. federal regulatory policy by emphasizing the promotion of revenue adequacy, the opportunity to earn revenues sufficient to cover costs and attract capital and allowing competition to determine to a greater extent rail prices and route and service options. The ICC Termination Act of 1995 continues the trend towards limiting regulation of rail prices. As a result of these changes in legislative policy, the railroad industry's rate structure has evolved from a system of interrelated prices that applied over different routes between the same points to a combination of market based prices that are now subject to limited regulatory constraints. While U.S. federal regulation of rail prices has been significantly curtailed, U.S. federal regulation of services continues to affect cost and competitiveness in the railroad industry.

   Australia. In Australia, regulation of rail is generally governed by State legislation and administered by State regulatory agencies. ARG's assets are therefore subject to the regulatory regimes governing safety and access in each of Western Australia, South Australia, the Northern Territory, Victoria and New South Wales. In addition, with respect to access to rail infrastructure, ARG's Australian assets, except our interest in the Alice Springs to Darwin railway line, which is subject only to an individual access regime, are subject to the national access regime under Part IIIA of the Trade Practices Act 1974 (Cwth), which is administered by the Australian Competition and Consumer Commission.

   There are a number of regulators who are responsible for the regulation of rail safety and accreditation. Similarly, there are a number of regulators who are responsible for administering the access regimes of each State. In addition, as noted above, the Australian Competition and Consumer Commission administers the national access regime under Part IIIA of the Trade Practices Act 1974 (Cwth). The State and the national access regimes operate concurrently until such time as a State regime is certified under Part IIIA of the Trade Practices Act 1974 (Cwth) as being "effective". Such certification precludes the operation of Part IIIA with respect to the services provided via the infrastructure to which the relevant certified regime relates. Currently, the only regime which has been certified as effective is the access regime governing the Alice Springs to Darwin track.

   The State access regimes cover the intrastate rail network of the relevant State. The interstate network is governed by Part IIIA of the Trade Practices Act 1974 (Cwth). The Australian Rail Track Corporation, a corporation owned by the Commonwealth Government of Australia formed as a result of an agreement among the States and the Commonwealth, has submitted an undertaking to the Australian Competition and Consumer Commission which is intended to operate as the exclusive access regime for the interstate network while it is in force. On November 22, 2001, the Australian Competition and Consumer Commission issued a draft determination accepting the undertaking. A final decision is anticipated in March 2002, when it is expected that the undertaking will become effective as the governing access regime for the interstate network. We note that the interstate network covered by the undertaking is the standard gauge tracks linking Wodonga (in Victoria), Melbourne (in Victoria), Adelaide (in South Australia), Broken Hill (in New South Wales), Tarcoola (in South Australia) and Kalgoorlie (in Western Australia). The interstate network is part of the larger standard gauge network linking all capital cities in Australia from Brisbane to Perth, as well as Broken Hill in New South Wales and Alice Springs in the Northern Territory. Those parts of this larger standard gauge network which are not covered by the interstate network are governed by the various State access regimes and the national access regime.

   The State rail access regimes and the interstate rail access regime are similar in that terms and conditions of access are in all cases determined through a process of negotiation and arbitration. However, there is variation across jurisdictions as to the independence of the arbitrator and the scope to appeal the arbitrator's decisions. The regimes also differ in the pricing principles underpinning the negotiate-arbitrate approach to access charges. The Western Australian, South Australian, Victorian, New South Wales and interstate rail access regimes each adopt "floor/ceiling" limits to access pricing, although the cost and valuation basis for calculation of the limits can vary between jurisdictions. The access regime governing the Alice Springs to Darwin track adopts a benchmark approach against competing non-rail freight as well as a "floor/ceiling" limit for the determination of access charges.

   Mexico. In Mexico, railways are considered to be a priority area for the national economy, thus, they are considered to be national assets that may only be operated by private individuals or entities by means of a concession or authorization, depending on the activity, granted by the Federal Government through the Ministry of Communications and Transport. Since it is a priority area for the national economy, railroad services and their providers are subject to regulation by different branches of the executive branch of government. With respect to the rendering of the service itself, railroads are subject to Regulatory Law for Railroad Service and its Regulations, and the Ministry of Communications and Transport is the federal authority in charge of overseeing their compliance by all railroad service providers. The Minstry of Communications and Transport has jurisdiction over, among others:

  . the preparation and enforcement of policies and programs related to the railroad system;

  .  the granting of the corresponding concessions;

  . regulating the concessions and resolving any issues regarding amendments or terminations to the concessions;

  .  regulation of tariff application; and

  . if applicable, applying the corresponding sanctions when operators have not complied with the regulations or the terms of the corresponding concession.

   With respect to the service provider itself, it is subject to, in addition to the Regulatory Law for Railroad Service and its Regulations mentioned above, the Mexican Foreign Investments Law and the Federal Law of Economic Competition or Antitrust Law. The Mexican Foreign Investments Law regulates the percentage of foreign investment an entity may have when engaged in specific activities. For railroads, the Mexican Foreign Investments Law states that only Mexican nationals and entities incorporated under Mexican law may operate railroads in Mexico. However, with prior authorization by the Foreign Investments Commission, a foreign entity may operate railroads in Mexico even if its ownership of the railroads equity capital exceeds 49.0%. Since the concession is an exclusive right to use and operate railways, the Federal Law of Economic Competition and the National Commission for Economic Competition ascertain that in the process of rendering the railroad service, the service provider by means of predatory practices does not violate any of the fair competition practices and principles established within the Federal Law of Economic Competition, and thus competes fairly with its indirect competitors.

                                  MANAGEMENT

   The following table presents information about our directors and executive officers as of December 3, 2001:


Name                        Age                        Position
----                        ---                        --------
Mortimer B. Fuller, III.... 59  Chairman of the Board and Chief Executive Officer
Charles N. Marshall........ 59  President and Chief Operating Officer
Mark W. Hastings........... 52  Executive Vice President, Corporate Development and
                                Secretary
John C. Hellmann........... 31  Chief Financial Officer
James W. Benz.............. 53  Senior Vice President--GWI Railroad Switching Services
Charles W. Chabot.......... 55  Senior Vice President--Australia
David J. Collins........... 44  Senior Vice President--New York and Pennsylvania
Alan R. Harris............. 53  Senior Vice President and Chief Accounting Officer
Martin D. Lacombe.......... 60  Senior Vice President
Thomas P. Loftus........... 43  Senior Vice President--Finance
Paul M. Victor............. 52  Senior Vice President--Mexico
Spencer D. White........... 41  Senior Vice President--Illinois
C. Sean Day................ 52  Director
Louis S. Fuller............ 60  Director
James M. Fuller............ 61  Director
T. Michael Long............ 58  Director
Robert M. Melzer........... 60  Director
John M. Randolph........... 75  Director
Philip J. Ringo............ 59  Director
Hon. M. Douglas Young, P.C. 61  Director

   Mortimer B. Fuller, III has been our Chairman of the Board and Chief Executive Officer since September 1977. He also served as President from September 1977 until October 1997. Mr. Fuller is a graduate of Princeton University, Boston University School of Law and Harvard Business School. He also serves as Chairman of the Board of ARG. Mr. Fuller is a first cousin of James M. Fuller and Louis S. Fuller.

   Charles N. Marshall has been our President and Chief Operating Officer since October 1997. He has 40 years of railroad industry experience with Consolidated Rail Corporation (Conrail), Southern Railway and the Chessie System Railroad (now part of CSX Corporation). He was Senior Vice President-Development when he left Conrail in 1995 and also served as Senior Vice President-Marketing & Sales and in positions in legal, public and government affairs. Immediately prior to joining Genesee & Wyoming in 1997, Mr. Marshall worked as a consultant to short line and regional railroads, including Genesee & Wyoming, specializing in developing acquisition opportunities within and outside the United States. Mr. Marshall served as one of our directors from July to October 1997, when he resigned in accordance with our policy that all directors other than the Chairman and Chief Executive Officer be non-employees.

   Mark W. Hastings has been our Executive Vice President, Corporate Development since January 2000 and Secretary since April 2000. Prior to that, he served as Senior Vice President, Chief Financial Officer and Treasurer, and had been our chief financial officer, since he joined us in 1978. Prior to joining us, Mr. Hastings was a credit analyst for Marine Midland Bank, now known as HSBC Bank USA. He currently represents the short line industry on the Board of the Railroad Clearing House, which has been established to create the administrative systems and banking functions for the electronic settlement of all rail industry interline freight payments.

   John C. Hellmann has been our Chief Financial Officer since he joined us in January 2000. From 1999 until January 2000, Mr. Hellmann was an investment banker at Lehman Brothers Inc. in the Emerging Communications Group, and from 1997 to 1999, he was an investment banker at Schroder & Co. Inc. in the Transportation Group. From 1992 to 1994, Mr. Hellmann worked for Weyerhaeuser Company in Japan and the People's Republic of China. Mr. Hellmann received an A.B. from Princeton University, an M.B.A. at The Wharton School of the University of Pennsylvania and an M.A. in China Studies from Johns Hopkins School of Advanced International Studies.

   James W. Benz became Senior Vice President-GWI Railroad Switching Services in March 1997. Mr. Benz is President of Rail Link, Inc., which he started in 1987 and which we acquired in November 1996. A graduate of the University of Tennessee, Mr. Benz worked in various transportation supervisory capacities on the Seaboard Coastline Railroad and CSX Transportation from 1972 to 1987.

   Charles W. Chabot has been our Senior Vice President--Australia since October 1997. In addition, since December 2000, he has been Chief Executive Officer of ARG. From 1992 to 1997, Mr. Chabot served as Senior Vice President--New York and Pennsylvania. He joined us as Senior Vice President--Marketing and Sales in 1991 and was President of Buffalo & Pittsburgh Railroad, Inc. from 1992 to 1997. Prior to joining us, Mr. Chabot was employed for over ten years by the Chessie System Railroad (now part of CSX Transportation, Inc.), where he served in various capacities in marketing and freight equipment planning. He also served as a management consultant with Booz, Allen and Hamilton.

   David J. Collins has been our Senior Vice President--New York and Pennsylvania since October 1997, after having served as Senior Vice President-Marketing and Development since January 1997. From 1992 to 1997, he was Vice President of Marketing for the New York and Pennsylvania railroads, responsible for marketing, safety, information systems and special projects. From 1990 to 1992, he was General Manager of Genesee & Wyoming Railroad Company and Rochester & Southern Railroad, Inc. Mr. Collins joined us in 1979.

   Alan R. Harris has been our Senior Vice President and Chief Accounting Officer since he joined us in 1990 as our Chief Accounting Officer. Mr. Harris is a certified public accountant and from 1985 to 1990, he was Director of Accounting, and subsequently Secretary and Treasurer, of Preston Trucking Company, Inc., an interstate carrier.

   Martin D. Lacombe was appointed Deputy Chief Executive Officer of ARG in September 2001. He joined us in April 1999 as Senior Vice President-Canada. Prior to that, he was Senior Vice President of Rail-Term Inc., an affiliate of our then joint venture partner in Canada, which he joined in 1998. From 1995 to 1997, Mr. Lacombe worked as a consultant to short-line and rail services companies. Mr. Lacombe has extensive operating experience in various facets of the industry, having worked for CN Rail, the Canadian Transport Commission, VIA Rail and the Railway Association of Canada in a variety of positions from frontline supervision to Vice President.

   Thomas P. Loftus has been our Senior Vice President--Finance since May 2000. He joined us in 1996 as Vice President--Finance. From 1993 to 1996, Mr. Loftus worked for RailTex, Inc., where he held various financial management positions, including Manager--Acquisitions.

   Paul M. Victor has been our Senior Vice President--Mexico since May 1999. He joined us in 1997 as Vice President--Mexico. During 1997, he acted as an independent consultant to Ferrovia Sur Atlantico in Southern Brazil, Placer Dome Latin America, Mina Zadevar and various projects in northern Chile. From 1994 to 1997, he served as Chief Operating Officer for Ferrocarril del Pacifico, S.A. in Chile. Mr. Victor has over 31 years of experience in the railroad industry in the United States and South America.

   Spencer D. White has been our Senior Vice President-Illinois and President and General Manager of Illinois & Midland Railroad, Inc. since 1996. He joined us in 1988 as Chief Engineer of Buffalo & Pittsburgh Railroad, Inc. after serving in progressive engineering positions with CSX Transportation, Inc. since 1982. He has served Genesee & Wyoming as Vice President-Operations of Buffalo & Pittsburgh Railroad, Inc. and Chief Engineer of the New York and Pennsylvania railroads.

C. Sean Day has been Chairman of Teekay Shipping Corporation, a provider of international crude oil and petroleum transportation services since 1999 and a director of Teekay Shipping Corporation since 1998. Mr. Day was President and Chief Executive Officer of Navios Corporation, a shipping company, from 1989 to 1999. He has also been Chairman of Seagin International, LLC, a consulting company, since 1999. Mr. Day also serves on the Boards of Directors of Kirby Corporation and the Sparkling Spring Water Group.

   Louis S. Fuller retired in 1999 from Courtright and Associates, an executive search firm, of which he had been a member since 1992. Mr. Fuller also serves on the Board of Directors of Cherry Ridge Corp. He is a first cousin of Mortimer B. Fuller, III and James M. Fuller.

   James M. Fuller is a Regional Product Manager for OCENS, Inc., a marketer of weather enhancement software for the commercial and recreational marine markets. Mr. Fuller retired in 1999 as Regional Sales Manager of the Harvey Salt Co., a distributor of salt and water purification chemicals, a position he had held since 1995. From 1983 until 1993, Mr. Fuller was National Account Manager--Export for Akzo Nobel Salt, Inc., where he served for more than 25 years. Mr. Fuller is a first cousin to Mortimer B. Fuller, III and Louis S. Fuller.

   T. Michael Long is a Co-Manager of The 1818 Fund III, L.P. and has been with Brown Brothers Harriman & Co. since 1971. Mr. Long is currently a Partner in Brown Brothers Harriman & Co., where he shares management and investment responsibility for The 1818 Fund II, L.P. and The 1818 Fund III, L.P. Prior to assuming his current responsibilities, Mr. Long was Department Head of the Corporate Finance Department and advised Brown Brothers Harriman & Co. clients on mergers and acquisitions. Mr. Long also serves as a director of HCA The Healthcare Company, VAALCO Energy Corporation, CMS Incorporated, Gulf Canada Resources Limited, Gulf Indonesia Resources Limited, Nobel Biocare, A.B., MedSource Technologies and Picis, Inc.

   Robert M. Melzer was President and Chief Executive Officer of Property Capital Trust, a real estate investment trust, from 1992 to 1999, when he retired. Through November 1996, he was also the Chief Financial Officer of Property Capital Trust. Mr. Melzer serves as a trustee of MGI Properties Liquidating Trust, and a director of Beacon Capital Partners, Inc., The Cronos Group, and Lawson Products, Inc. He is also Chair of the Board of Trustees of Beth Israel Deaconess Medical Center in Boston and Interim Chief Executive Officer.

   John M. Randolph has been a financial consultant and private investor for more than the past five years. In 1965 he founded and became Chief Executive Officer of Randolph Computer Corporation, one of the first computer leasing companies. He subsequently served as Chairman and Chief Executive Officer of J.M. Randolph and Associates, a company created to manage certain computer leasing assets acquired by the Bank of Boston.

   Phillip J. Ringo is the CEO of the RubberNetwork.com LLC, a global electronic purchasing and procurement marketplace created by nine leading companies in the tire and rubber industry. From March 1999 to January 2001, Mr. Ringo was President and Chief Operating Officer of ChemConnect, Inc., an electronic commerce company. He was President and Chief Executive Officer of Chemical Leaman Tank Lines Inc., a trucking firm, from 1995 to 1998. Mr. Ringo also serves on the Boards of Directors of Quality Distribution Inc., ChemConnect, Inc. and ARG.

   Hon. M. Douglas Young, P.C. has been Chairman of Summa Strategies Canada Inc., a firm that provides strategic counsel and business advice in matters relating to international trade and investment, public policy and relationships with government, since 1997. Between 1993 and 1997, he served as Canada's Minister of Transport, Minister of Human Resources Development and Minister of National Defense. Mr. Young is counsel to the law firm of Patterson Palmer Hunt Murphy, and also serves on the Boards of Directors of Magellan Aerospace Corporation, CPCS Transcom Ltd. and ARG.

                      PRINCIPAL AND SELLING STOCKHOLDERS

   The following table presents information with respect to the beneficial ownership of our Class A Common Stock and Class B Common Stock as of December 3, 2001, before and after giving effect to this offering, held by:

  . each of our selling stockholders selling shares of our Class A Common Stock in this offering;

  .  each of our directors;

  . our chief executive officer and each of the other four most highly compensated executive officers at the end of fiscal 2000; and

  .  all of our directors and executive officers as a group.

   Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The percentage of beneficial ownership set forth below is based upon 5,757,981 shares of Class A Common Stock and 1,268,169 shares of Class B Common Stock issued and outstanding as of December 3, 2001. The percentage of beneficial ownership after the offering gives effect to the issuance of the 2,000,000 shares offered by us and 200,000 shares by the selling stockholders. In computing the number of shares of Class A Common Stock or Class B Common Stock beneficially owned by a person and the percentage ownership of that person, shares of Class A Common Stock that are subject to options held by that person that are currently exercisable or exercisable within 60 days of December 3, 2001 are deemed outstanding. These shares are not, however, deemed outstanding for the purpose of computing the percentage ownership of any other person.

   Unless otherwise indicated, each stockholder shown on the table has sole voting and investment power with respect to the shares beneficially owned by him or it. The shares of Class B Common Stock are convertible on a one-for-one basis at any time into shares of Class A Common Stock. However, we include the shares of Class B Common Stock under the headings "Common Stock Beneficially Owned--Class B" and "Common Stock Beneficially Owned After Offering--Class B", but not under the headings "Common Stock Beneficially Owned--Class A" and "Common Stock Beneficially Owned After Offering--Class A." Unless otherwise indicated, the address of all individuals listed in the table is c/o Genesee & Wyoming Inc., 66 Field Point Road, Greenwich, Connecticut 06830.

                                                                                            Common Stock Beneficially Owned
                                   Common Stock Beneficially Owned                                  After Offering
                                -------------------------------------                      ---------------------------------


                                     Class A            Class B                                Class A          Class B
                                ------------------ ------------------ Number of Shares of  ---------------- ----------------
                                 No. of   Percent   No. of   Percent  Class A Common Stock No. of  Percent  No. of  Percent
       Name and Address          Shares   of Class  Shares   of Class    Offered Hereby    Shares  of Class Shares  of Class
------------------------------- --------- -------- --------- -------- -------------------- ------- -------- ------- --------
Mortimer B. Fuller, III (1)(2).   243,216   4.1%     987,424  77.9%         170,000         58,216   0.7%   987,424  77.9%
Louis S. Fuller (3)............   164,216   2.8%     199,716  15.7%          30,000        134,216   1.7%   199,716  15.7%
Charles N. Marshall (4)........   161,250   2.8%          --     --
Mark W. Hastings (5)...........    54,637   0.9%      11,100   0.9%
John C. Hellmann (6)...........    20,062   0.3%         555     --
Charles W. Chabot (7)..........    13,448   0.2%          --     --
C. Sean Day (8)................     6,601   0.1%          --     --
James M. Fuller (9)............    34,898   0.6%      16,650   1.3%
T. Michael Long (2)(10)........     2,103     --          --     --
Robert M. Melzer (11)..........    15,038   0.3%          --     --
John M. Randolph (12)
 8626 North 84th Place
 Scottsdale, AZ 85258..........    46,400   0.8%      11,100   0.9%
Philip J. Ringo (13)...........    22,248   0.4%          --     --
M. Douglas Young (14)..........    10,041   0.2%          --     --
The 1818 Fund III, L.P. (2)(10)
 59 Wall Street
 New York, New York 10005...... 1,632,539  22.1%          --     --
FMR Corp. (15)
 82 Devonshire Street
 Boston, Massachusetts 02109...   619,500  10.8%          --     --
All Directors and Executive
 Officers as a Group
 (20 persons) (16).............   970,219  15.7%   1,226,545  96.7%

---------------------
(1) The amounts shown include: (1) 115,985 shares of Class A Common Stock and 722,710 shares of Class B Common Stock owned by Mr. Fuller individually;
    (2) 2,775 shares of Class A Common Stock held by Mr. Fuller's wife, as to which shares Mr. Fuller disclaims beneficial ownership; (3) 21,332 shares of Class A Common Stock held by Overlook Estate Foundation, Inc., of which Mr. Fuller is President; (4) presently exercisable options to purchase 103,124 shares of Class A Common Stock; and (5) presently exercisable third-party options to purchase 264,714 shares of Class B Common Stock, which shares are subject to a Voting Agreement under which Mr. Fuller has been granted an irrevocable proxy through March 20, 2008. The amounts shown under the heading "Common Stock Beneficially Owned After Offering" assume that Mortimer B. Fuller, III sells 100,985 shares of Class A Common Stock owned by him individually and exercises 69,015 options to purchase shares of Class A Common Stock enabling those shares of Class A Common Stock to be sold under this prospectus supplement.
(2) By reason of a voting agreement, under Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended, a group comprised of Mortimer
    B. Fuller, III, The 1818 Fund and T. Michael Long may be deemed to beneficially own substantially all of the shares of our stock beneficially owned by the members of the group. As of December 3, 2001, Mr. Long beneficially owned 2,103 shares of Class A Common Stock, consisting of units under the Company's Deferred Stock Plan for Non-Employee Directors held by Mr. Long and a presently exercisable option to purchase 1,000 shares of Class A Common Stock, and The 1818 Fund beneficially owned 25,000 shares of Series A Preferred Stock, convertible into 1,630,436 shares of Class A Common Stock. Mr. Fuller, on the one hand, and The 1818 Fund and Mr. Long, on the other, disclaim beneficial ownership of the shares owned by the other, and they are not reflected in the respective amounts shown on the table. The amount shown on the table for Mr. Long does not include those shares beneficially owned by The 1818 Fund.
(3) The amounts shown include: (1) 199,716 shares of Class B Common Stock owned by Mr. Fuller individually; (2) 61,716 shares of Class A Common Stock owned jointly by Mr. Fuller and his wife; (3) 90,000 shares of Class A Common Stock owned by Mr. Fuller's wife, as to which shares Mr. Fuller disclaims beneficial ownership; and (4) presently exercisable options to purchase 12,500 shares of Class A Common Stock.
(4) The amount shown includes: (1) 105,000 shares of Class A Common Stock owned by Mr. Marshall individually; and (2) presently exercisable options to purchase 56,250 shares of Class A Common Stock.
(5) The amounts shown include: (1) 23,100 shares of Class A Common Stock and 11,100 shares of Class B Common Stock owned jointly by Mr. Hastings and his wife; (2) 600 shares of Class A Common Stock beneficially owned by Mr. Hastings' minor children, as to which shares he disclaims beneficial ownership; and (3) presently exercisable options to purchase 30,937 shares of Class A Common Stock.
(6) The amounts shown include: (1) 2,250 shares of Class A Common Stock and 555 shares of Class B Common Stock owned by Mr. Hellmann individually; and (2) presently exercisable options to purchase 17,812 shares of Class A Common Stock.
(7) The amount shown includes: (1) 4,073 shares of Class A Common Stock owned by Mr. Chabot individually; and (2) presently exercisable options to purchase 9,375 shares of Class A Common Stock.

(8)The amount shown includes: 3,750 shares of Class A Common Stock owned by Mr. Day individually; (2) units under our Deferred Stock Plan for Non-Employee Directors (the "Deferred Stock Plan") representing 1,851 shares of our Class A Common Stock; and (3) presently exercisable options to purchase 1,000 shares of Class A Common Stock.
(9)The amounts shown include: (1) 13,650 shares of Class A Common Stock and 16,650 shares of Class B Common Stock owned by Mr. Fuller individually; (2) 7,998 shares of Class A Common Stock held by family trusts for the benefit of Mr. Fuller and others, of which Mr. Fuller is co-trustee; (3) 750 shares of Class A Common Stock owned by Mr. Fuller's wife, as to which shares he disclaims beneficial ownership; and (4) presently exercisable options to purchase 12,500 shares of Class A Common Stock.
(10)The shares of Series A Preferred Stock owned by The 1818 Fund consist of
    (1) 20,000 shares owned of record and (2) a presently exercisable option to purchase 5,000 shares. These shares are convertible, subject to certain exceptions, at any time into 1,630,436 shares of Class A Common Stock. Mr. Long is a general partner of Brown Brothers Harriman & Co. ("BBH"), the general partner of The 1818 Fund and, as such, his pecuniary interest in the Series A Preferred Stock is limited to his percentage interest in BBH's interest in such shares. Voting and investment power with respect to the Series A Preferred Stock owned by The 1818 Fund is shared equally by Mr. Long and Lawrence C. Tucker, in their respective capacities as partners of BBH. The Class A Common Stock shown on the table consists of units under the Deferred Stock Plan held by Mr. Long, a presently exercisable option held by Mr. Long and the number of shares of Class A Common Stock into which the 25,000 shares of Series A Preferred Stock are convertible.
(11)The amount shown includes: (1) 4,500 shares of Class A Common Stock owned by Mr. Melzer individually; (2) presently exercisable options to purchase 6,000 shares of Class A Common Stock; and (3) units under the Deferred Stock Plan representing 4,538 shares of Class A Common Stock.
(12)The amounts shown include: (1) 17,400 shares of Class A Common Stock and 11,100 shares of Class B Common Stock held by a trust for the benefit of Mr. Randolph, of which he is co-trustee; (2) 15,000 shares of Class A Common Stock held by a charitable trust, of which he is co-trustee; (3) 1,500 shares of Class A Common Stock held by a trust for the benefit of Mr. Randolph's wife, of which he is co-trustee and as to which shares he disclaims beneficial ownership; and (4) presently exercisable options to purchase 12,500 shares of Class A Common Stock.
(13)The amount shown includes: (1) 5,550 shares of Class A Common Stock owned by Mr. Ringo's wife, as to which shares he disclaims beneficial ownership;
    (2) presently exercisable options to purchase 12,500 shares of Class A Common Stock; and (3) units under the Deferred Stock Plan representing 4,198 shares of Class A Common Stock.
(14)The amount shown includes: (1) presently exercisable options to purchase 3,000 shares of Class A Common Stock; and (2) units under the Deferred Stock Plan representing 7,041 shares of Class A Common Stock.
(15)The amount shown and the following information is derived from Amendment No. 2 to Schedule 13G dated February 14, 2001. All of the shares are beneficially owned by Fidelity Management & Research Company, a wholly-owned subsidiary of FMR Corp., as a result of its acting as investment advisor to various investment companies (the "Funds") registered under Section 8 of the Investment Company Act of 1940 (including Fidelity Low-Priced Stock Fund, which owns 349,650 shares). Edward C. Johnson 3d, Chairman of FMR Corp., FMR Corp., through its control of Fidelity Management & Research Company, and the Funds, each has sole dispositive power with respect to the shares owned by the Funds. Sole power to vote or direct the voting of these shares resides with the Funds' Boards of Trustees.
(16)See footnotes (1) through (14) to this table. The amounts shown include:
    (1) presently exercisable options to purchase an aggregate of 415,934 shares of Class A Common Stock; (2) presently exercisable third-party options to purchase an aggregate of 264,714 shares of Class B Common Stock; and (3) units under the Deferred Stock Plan representing an aggregate of 18,731 shares of Class A Common Stock.

               CERTAIN U.S. TAX CONSEQUENCES TO NON-U.S. HOLDERS

   The following summary describes the material U.S. federal income and estate tax consequences of the ownership of Class A Common Stock by a non-U.S. holder (as defined below) as of the date of this prospectus supplement.

   This discussion does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to non-U.S. holders in light of their personal circumstances. Special rules may apply to certain non-U.S. holders, such as certain U.S. expatriates, "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies" and corporations that accumulate earnings to avoid U.S. federal income tax, that are subject to special treatment under the Internal Revenue Code of 1986, as amended, or the Code. Those entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions under the Code as of the date of this prospectus supplement, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. Persons considering the purchase, ownership or disposition of Class A Common Stock should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

   If a partnership holds the Class A Common Stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Persons who are partners of partnerships holding the Class A Common Stock should consult their tax advisors.

   As used in this prospectus supplement, a non-U.S. holder is a holder that is not a U.S. holder and a U.S. holder of Class A Common Stock means a holder that is:

  .  a citizen or resident of the United States,

  . a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof,

  . an estate the income of which is subject to U.S. federal income taxation regardless of its source, and

  . a trust if it (i) is subject to the supervision of a court within the United States and one or more U.S. persons have the ability to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Dividends

   Dividends paid to a non-U.S. holder of Class A Common Stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment of the non-U.S. holder, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

   A non-U.S. holder of Class A Common Stock who wishes to claim the benefit of an applicable treaty rate, and avoid back-up withholding as discussed below, for dividends, will be required to (a) complete Internal Revenue Service ("IRS") Form W-8BEN, or successor form, and certify under penalty of perjury, that the holder is not a U.S. person or (b) if the Class A Common Stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.

   A non-U.S. holder of Class A Common Stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on Disposition of Class A Common Stock

   A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of Class A Common Stock unless

  . the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, and, where a tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder,

  . in the case of a non-U.S. holder who is an individual and holds the Class A Common Stock as a capital asset, the holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or

  . we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes.

   An individual non-U.S. holder described in the first bullet point above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual non-U.S. holder described in the second bullet point above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States). If a non-U.S. holder that is a foreign corporation falls under the first bullet point above, it will be subject to tax on its gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

   We have not determined whether we are a U.S. real property holding corporation, and it is possible that we may be a U.S. real property holding corporation currently or will become a U.S real property holding corporation in the future. If we are or become a U.S. real property holding corporation, so long as the Class A Common Stock continues to be regularly traded on an established securities market, only a non-U.S. holder who holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder's holding period) more than five percent of the Class A Common Stock will be subject to U.S. federal income tax on the disposition of the Class A Common Stock.

Federal Estate Tax

   Class A Common Stock held by an individual non-U.S. holder at the time of death will be included in that holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

   We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

   A non-U.S. holder will be subject to backup withholding unless applicable certification requirements are met.

   Payment of the proceeds of a sale of Class A Common Stock within the United States or conducted through certain U.S. related financial intermediaries is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge that the beneficial owner is a U.S. person) or the holder otherwise establishes an exemption.

   Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

                                 UNDERWRITING

   Under the terms and subject to the conditions contained in an underwriting agreement dated December , 2001, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, ABN AMRO Rothschild LLC, Bear, Stearns & Co Inc., BB&T Capital Markets, a division of Scott & Stringfellow, Inc and Morgan Keegan & Company, Inc. are acting as representatives, the following respective numbers of shares of our Class A Common Stock:

                                                                      Number
                             Underwriter                             of Shares
                             -----------                             ---------
 Credit Suisse First Boston Corporation.............................
 ABN AMRO Rothschild LLC............................................
 Bear, Stearns & Co. Inc............................................
 BB&T Capital Markets, a division of Scott & Stringfellow, Inc......
 Morgan Keegan & Company, Inc.......................................
                                                                     ---------
    Total........................................................... 2,200,000
                                                                     =========

   The underwriting agreement provides that the underwriters are obligated to purchase all the shares of Class A Common Stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

   We and the selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 230,000 additional shares from us and up to an aggregate of 100,000 additional outstanding shares from the selling stockholders at the initial public offering price less the underwriting discounts and commissions. If the underwriters choose to exercise less than the entire over-allotment option, their option will first be exercised with respect to the 100,000 shares to be sold by the selling stockholders. The option may be exercised only to cover any over-allotments of Class A Common Stock.

   The underwriters propose to offer the shares of Class A Common Stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession
of $   per share. The underwriters and selling group members may allow a
discount of $   per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

   The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

                                     Per Share                  Total
                              ------------------------ ------------------------
                              Without Over- With Over- Without Over- With Over-
                                allotment   allotment    allotment   allotment
                              ------------- ---------- ------------- ----------
 Underwriting Discounts and
  Commissions paid by us.....       $                        $
 Expenses payable by us......       $                        $
 Underwriting Discounts and
  Commissions paid by selling
  stockholders...............       $                        $
 Expenses payable by selling
  stockholders...............       $                        $

   We intend to use the net proceeds from the sale of our Class A Common Stock to repay indebtedness owed under our primary bank credit facilities. As a result, LaSalle National Bank, an affiliate of ABN AMRO Rothschild LLC and one of the lenders under our primary bank credit facility, will receive more than 10% of the net proceeds from this offering. Accordingly, the offering is being made in compliance with the requirements of Rule 2710(c)(8) of the National Association of Securities Dealers, Inc.

   We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended (the "Securities Act") relating to, any shares of our Class A Common Stock or securities convertible into or exchangeable or exercisable for any shares of our Class A Common Stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus supplement, except issuances pursuant to (1) the conversion of shares of our Class B Common Stock or Series A Preferred Stock,
(2) the exercise of stock options under our 1996 Stock Option Plan or our Stock Option Plan for Outside Directors or (3) our Employee Stock Purchase Plan or Deferred Stock Plan for Non-Employee Directors, in each case outstanding on the date hereof.

   Our officers, directors and the selling stockholders have, subject to certain exceptions, agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our Class A Common Stock or securities convertible into or exchangeable or exercisable for any shares of our Class A Common Stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A Common Stock, whether any of these transactions are to be settled by delivery of our Class A Common Stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus supplement. Mortimer B. Fuller, III may transfer up to an aggregate of 15,000 shares of our Class A Common Stock to one or more charities during the 90 day "lock-up" period.

   We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

   We have applied to list the shares of Class A Common Stock on The Nasdaq National Market.

   In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  . Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  . Syndicate covering transactions involve purchases of the Class A Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the Class A Common Stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

  . In passive market making, market makers in the Class A Common Stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our Class A Common Stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A Common Stock or preventing or retarding a decline in the market price of the Class A Common Stock. As a result, the price of our Class A Common Stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

   The decision of ABN AMRO Rothschild LLC to distribute the shares of our Class A Common Stock in this offering was made independent of the lender with which it is affiliated. That lender had no involvement in determining whether or when to distribute the shares of Class A Common Stock under this offering or the terms of this offering. The underwriters will not receive any benefit from this offering other than the underwriting discounts and commissions described in this prospectus supplement.

   A prospectus supplement in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. Credit Suisse First Boston Corporation may effect an on-line distribution through its affiliate, CSFBdirect Inc., an on-line broker dealer, as a selling group member.

                         NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

   The distribution of our Class A Common Stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of Class A Common Stock are made. Any resale of our Class A Common Stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of our Class A Common Stock.

Representations of Purchasers

   By purchasing Class A Common Stock in Canada and accepting a purchase confirmation, a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that

  . the purchaser is entitled under applicable provincial securities laws to purchase the Class A Common Stock without the benefit of a prospectus qualified under those securities laws,

  . where required by law, that the purchaser is purchasing as principal and not as agent, and

  .  the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action--Ontario Purchasers Only

   Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of shares of our Class A Common Stock, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation. Such a purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares of our Class A Common Stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares of our Class A Common Stock. If such a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares of our Class A Common Stock was offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of our Class A Common Stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

   All of our directors and officers as well as the experts named in this prospectus supplement and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

   Canadian purchasers of Class A Common Stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Class A Common Stock in their particular circumstances and about the eligibility of the Class A Common Stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

   The validity of the shares of our Class A Common Stock will be passed upon for us by Simpson Thacher & Bartlett, New York, New York, and for the underwriters by Mayer, Brown & Platt, Chicago, Illinois. As of December 5, 2001, lawyers of Simpson Thacher & Bartlett who have participated in the preparation of this prospectus supplement and the attached prospectus beneficially owned 9,675 shares of our Class A Common Stock.

                                    EXPERTS

   The financial statements of Genesee & Wyoming Inc. incorporated in this prospectus by reference to the Annual Report on Form 10-K, as amended, for the year ended December 31, 2000 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto. In that report, Arthur Andersen LLP states that with respect to certain information regarding ARG, its opinion is based on the report of other independent public accountants, namely Ernst & Young. The financial statements referred to above are incorporated by reference in this prospectus in reliance upon the authority of those firms as experts in auditing and accounting in giving said reports.

   The financial statements of Westrail Freight Division as of 30 June 2000 and 1999 and for each of the three years in the period ended 30 June 2000, appearing in the Current Report on Form 8-K dated March 2, 2001, have been audited by Ernst & Young, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

   The financial statements of the South Buffalo Railway Company incorporated herein by reference to the Current Report on Form 8-K dated December 6, 2001, for the year ended December 31, 2000 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of that firm as experts in auditing and accounting in giving said report.

                                     [LOGO]

                                 $200,000,000

                            Genesee & Wyoming Inc.

                                Debt Securities
                                Preferred Stock
                             Class A Common Stock

                            Genesee & Wyoming Inc.

                    348,298 Shares of Class A Common Stock

                               -----------------

   We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest in any of our securities.

    See "Risk Factors" beginning on page 2 to read about risks you should consider before you invest in any of our securities.

                               -----------------

   Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                               -----------------


                      Prospectus dated November 29, 2001.

                               TABLE OF CONTENTS

                                                                                               Page
                                                                                               ----
Forward-Looking Statements....................................................................   i
Where You Can Find More Information About Us..................................................  ii
Summary.......................................................................................   1
Risk Factors..................................................................................   2
About Genesee & Wyoming Inc...................................................................   9
Recent Developments...........................................................................   9
Ratios of Earnings To Fixed Charges and Earnings To Combined Fixed Charges and Preferred Stock
  Dividends...................................................................................  10
Use of Proceeds...............................................................................  10
Dividend Policy...............................................................................  10
Description of Our Debt Securities............................................................  11
Description of Our Capital Stock..............................................................  18
Selling Stockholders..........................................................................  22
Plan of Distribution..........................................................................  23
Validity of Our Securities....................................................................  24
Experts.......................................................................................  24

                          FORWARD-LOOKING STATEMENTS

   This prospectus and the documents incorporated herein by reference may contain forward-looking statements based on current expectations, estimates and projections about our industry, management's beliefs, and assumptions made by management. Words such as "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of these words and similar expressions are intended to identify such forward-looking statements. These statements are no guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to forecast. Therefore, actual results may differ materially from those expressed or forecast in these forward-looking statements. These risks and uncertainties include those noted in the documents incorporated herein by reference. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Factors that could cause our actual results to differ materially include those discussed under "Risk Factors" as well as:

  .  the inability to successfully execute our growth strategy;

  .  changes to Australia's open access regime;

  . the risks of doing business in foreign countries, including exchange rate fluctuations;

  .  the unexpected loss of any long-term concession or lease agreement;

  .  the unexpected loss of a number of our largest customers;

  .  adverse weather conditions;

  . changes in environmental and other laws and regulations to which we and our subsidiaries are subject; and

  .  general economic and business conditions.

                 WHERE YOU CAN FIND MORE INFORMATION ABOUT US

   We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. These filings are available to the public over the Internet at the Securities and Exchange Commission's web site at http://www.sec.gov. You may also read and copy any document we file at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room.

   The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. Information furnished under Item 9 of our Current Report on Form 8-K is not incorporated by reference in this prospectus and registration statement. We furnished information under
Item 9 of our Current Report on Form 8-K on March 20, 2001.

   We incorporate by reference the documents listed below, any filings that we make after the date of filing the initial registration statement and prior to the effectiveness of that registration statement, and any future filings made by us with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities that we have registered under the registration statement of which this prospectus forms a part.

  .  The Annual Report on Form 10-K for the year ended December 31, 2000;

  . The Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2001; and

  .  The Current Reports on Form 8-K filed on March 2, May 1 and October 3,
     2001.

   You may request a copy of these filings at no cost by writing or telephoning us at the following address or telephone number:

                            Genesee & Wyoming Inc.
                              66 Field Point Road
                              Greenwich, CT 06830
                          Attention: John C. Hellmann
                           Telephone: (203) 629-3722

   We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not offer to sell or buy any securities in any jurisdiction where it is unlawful.

                                    SUMMARY

   This summary highlights selected information from this prospectus and does not contain all of the information that may be important to you. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide you with a prospectus supplement that will describe the specific amounts, prices and other terms of the securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus. To understand the terms of our securities, you should carefully read this document with the applicable prospectus supplement. Together, these documents will give the specific terms of the securities we are offering. You should also read the documents we have incorporated by reference in this prospectus described above under "Where You Can Find More Information About Us." Unless the context otherwise indicates, the terms "Genesee & Wyoming Inc.," "we," "us" or "our" mean Genesee & Wyoming Inc. and its consolidated and unconsolidated subsidiaries, including Australian Railroad Group Pty. Ltd. (ARG) and its subsidiaries. When we refer to ARG, that reference is a reference to ARG and its subsidiaries. ARG is our recently formed 50/50 joint venture with Wesfarmers Limited.

The Securities We May Offer

   This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under the shelf registration process, we may offer from time to time up to an aggregate of $200,000,000 of any of the following securities:

  .  debt securities;

  .  preferred stock; and

  .  Class A Common Stock.

   In addition, certain selling stockholders may offer and sell from time to time an aggregate of 348,298 shares of our Class A Common Stock. See "Selling Stockholders."

Debt Securities

   We may offer unsecured general obligations, which may be either senior or subordinated, and may be convertible into shares of our Class A Common Stock or shares of our preferred stock. In this prospectus, we refer to our senior debt securities and subordinated debt securities together as "our debt securities." The senior debt securities will have the same rank as all of our other unsecured and unsubordinated debt. The subordinated debt securities will be entitled to payment only after payment of our senior debt, including amounts under our current or future senior credit facilities.

   Our debt securities will be issued under one of two indentures between us and a trustee. We have summarized general features of our debt securities under "Description of Our Debt Securities." We encourage you to read the indentures, the form of each of which is an exhibit to the registration statement of which this prospectus forms a part.

Preferred Stock

   We may issue shares of our preferred stock, $.01 par value per share, in one or more series. Our Board of Directors will determine the dividend, voting, conversion and other rights of the series of preferred stock being offered.

Class A Common Stock

   We may issue shares of our Class A Common Stock, par value $.01 per share. Holders of shares of our Class A Common Stock are entitled to receive dividends when declared by our Board of Directors, subject to the rights of holders of our preferred stock. Each holder of our Class A Common Stock is entitled to one vote per share. Except as described herein, the holders of our Class A Common Stock have no preemptive rights or cumulative voting rights. See "Description of Our Capital Stock" for a more complete discussion of dividend, voting and conversion rights with respect to our outstanding shares of Class A Common Stock, Class B Common Stock and Series A Preferred Stock.

   In addition, certain selling stockholders may offer and sell from time to time an aggregate of 348,298 shares of our Class A Common Stock. See "Selling Stockholders."

                                 RISK FACTORS

   Investing in our securities involves risks, including the risks described in this prospectus and in the other documents which are incorporated herein by reference. Additional risks, including those that relate to any particular securities that we will offer, will be included in the applicable prospectus supplement. You should carefully consider the risk factors before investing in any of our securities.

If we are unable to consummate additional acquisitions or investments, we may not be able to successfully implement our growth strategy.

   The successful implementation of our growth strategy contemplates us expanding through selective acquisitions of and investments in rail properties, both in new regions and in regions in which we currently operate. The success of our acquisition and investment program will depend on, among other things:

  .  the availability of suitable candidates;

  .  competition from other companies for the purchase of available candidates;

  . our ability to value those candidates accurately and negotiate favorable terms for those acquisitions and investments;

  . our ability to obtain the necessary funds to finance additional acquisitions and investments in accordance with the restrictions contained in our senior credit facilities;

  . our ability to identify and enter into mutually beneficial relationships with venture partners; and

  . the availability of management resources to oversee the integration and operation of the acquired businesses.

   If our acquisition and investment program is not successful, we may not be able to expand our business at the rate contemplated by our current growth strategy. As a result, the market price for our Class A Common Stock may be adversely affected.

Our inability to integrate acquired businesses successfully or to realize the anticipated cost savings and other benefits could have adverse consequences to our business.

   We have experienced significant growth through acquisitions and we expect to continue to grow through additional acquisitions. Acquisitions can result in higher than anticipated operating and administrative costs and, to the extent financed with debt, additional interest costs. We cannot assure you that we will be able to manage or integrate the acquired companies or businesses successfully. The process of combining acquired businesses may be disruptive to our business and may cause an interruption of, or a loss of momentum in, our business as a result of the following factors, among others:

  .  loss of key employees or customers;

  . possible inconsistencies in or conflicts between standards, controls, procedures and policies among the combined companies and the need to implement company-wide financial, accounting, information technology and other systems;

  . failure to maintain the quality of services that the companies have historically provided;

  . integrating employees of rail lines acquired from Class I railroads, governments or other entities into our regional railroad culture;

  .  the need to coordinate geographically diverse organizations; and

  . the diversion of management's attention from our day-to-day business as a result of the need to manage any disruptions and difficulties and the need to add management resources to do so.

   These disruptions and difficulties, if they occur, may cause us to fail to realize the cost savings, revenue enhancements and other benefits that we normally expect to result from integrating acquired companies, including our most recent acquisition of South Buffalo Railway Company, and may cause material adverse short- and long-term effects on our operating results and financial condition.

   Even if we are able to integrate the operations of our acquired businesses into our operations, we may not realize the full benefits of the cost savings, revenue enhancements or other benefits that we may have expected at the time of acquisition. The expected revenue enhancements and cost savings are based on analyses completed by members of our management. These analyses necessarily involve assumptions as to future events, including general business and industry conditions, operating costs and competitive factors, many of which are beyond our control and may not materialize. While we believe these analyses and their underlying assumptions to be reasonable, they are estimates which are necessarily speculative in nature. In addition, even if we achieve the expected benefits, we may not be able to achieve them within the anticipated time frame. Also, the cost savings and other synergies from these acquisitions may be offset by costs incurred in integrating the companies, increases in other expenses, operating losses or problems in the business unrelated to these acquisitions.

We may need additional capital to fund our acquisitions. If we are unable to obtain additional capital, we may be required to forego potential acquisitions, which would harm our business, financial condition and results of operations.

   Since 1996, we have acquired 19 railroads, the majority of which were for cash. We intend to continue to review acquisition candidates and potential purchases of railroad assets, and to attempt to acquire companies and assets that meet our investment criteria. We expect that, as in the past, we will pay cash for some or all of the purchase price of any acquisitions or purchases that we make. Depending on the number of acquisitions or purchases and the prices of the acquisitions, we may not generate enough cash from operations to pay for the acquisitions or purchases. We may, therefore, need to raise substantial additional capital. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities could result in dilution of our existing stockholders. If we raise additional funds through the issuance of debt securities, the terms of such debt could impose additional restrictions on our operations. Additional capital, if required, may not be available on acceptable terms, or at all. If we are unable to obtain additional capital, we may be required to forego potential acquisitions, which would harm our business, financial condition and results of operations.

Australia's open access regime could lead to additional competition for our business and decreased revenues and profit margins.

   In Australia, where a significant portion of our operations is located, the applicable legislative and regulatory framework enables third party rail operators to gain access to our railway infrastructure in Western Australia and South Australia for access fees and governs our access to the Commonwealth-owned interstate network and State-owned railway infrastructure in New South Wales, Victoria and Queensland as well as track owned by the Northern Territory. ARG currently operates on the Commonwealth-owned interstate network from Sydney, New South Wales and Melbourne, Victoria to Kalgoorlie, Western Australia and on State-owned track in New South Wales.

   Because privatization of railways in Australia is recent, access charges under state and federal regimes may still be subject to challenge. If the federal government or respective state regulators determine that the access fees charged to current or prospective third party rail freight operators by ARG in Western Australia or South Australia do not meet competitive standards, then ARG's income from those fees could be negatively affected. Likewise, where ARG pays access fees to others, if those fees are increased, ARG's operating margins could be negatively affected.

   In certain parts of Australia we operate over track networks owned by others, including Commonwealth-owned and State-owned networks. The owners of the network rather than the operators are responsible for scheduling the use of the tracks as well as for determining the amount and timing of the expenditures necessary to maintain the network in satisfactory condition. Therefore, in areas where we operate over tracks owned by others, we are subject to any train scheduling errors made by the owners as well as the risk that the network is not adequately maintained. If either risk were to materialize, our results of operation and financial condition could be adversely affected.

ARG, our 50/50 Australian joint venture, may be subject to significant additional expenditures in order to comply with Commonwealth and/or state regulations.

   In addition to the open access requirements described above, other aspects of rail operation are regulated, safety in particular, on both a Commonwealth and a state-by-state basis. ARG has received safety regulatory approval to operate on Commonwealth-owned track, in the Northern Territory and in all states except Queensland and Tasmania. Changes in safety regulations or other regulations or the imposition of new regulations or conflicts among state and/or Commonwealth regulations could require us to make significant expenditures and to incur significant expenses in order to comply with these regulations.

Because some of our significant subsidiaries transact business in foreign currencies, and because a significant portion of our net income comes from the operations of our foreign subsidiaries, future exchange rate fluctuations may adversely affect our results of operations and may affect the comparability of our results between financial periods.

   Some of our significant subsidiaries transact business in foreign currencies, including the Australian dollar, the Canadian dollar and the Mexican peso. For the nine months ended September 30, 2001, approximately 45.8% of our net income came from the operations of ARG, our 50/50 Australian joint venture. The results of our foreign operations are reported in the local currency and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements. The exchange rates between some of these currencies and the U.S. dollar in recent years have fluctuated significantly and may continue to do so in the future. In addition, because our financial statements are stated in U.S. dollars, the translation effect of such fluctuations may have a material adverse effect on our results of operations and financial position and may affect the comparability of our results between financial periods. Furthermore, because a portion of our Mexican subsidiary's debt is denominated in U.S. dollars, we are subject to fluctuation in the exchange rate between the U.S. dollar and the Mexican peso, which may have an adverse effect on our financial position and may also affect the comparability of our results between financial periods.

   We cannot assure you that we will be able to effectively manage our exchange rate and/or translation risks or that any volatility in currency exchange rates will not have a material adverse effect on our financial condition or results of operations.

We are subject to the risks of doing business in foreign countries.

   We have railroad operations in Australia, Canada, Mexico and Bolivia. In addition, we may also consider acquisitions in other foreign countries. The risks of doing business in foreign countries include:

  .  adverse changes or greater volatility in the economies of those countries;

  .  adverse effects of currency exchange controls;

  .  adverse changes to the regulatory environment of those countries;

  .  adverse changes to the tax laws and regulations of those countries;

  .  restrictions on the withdrawal of foreign investment and earnings;

  .  the nationalization of the businesses that we operate;

  . the potential instability of foreign governments, including from domestic insurgency movements; and

  . the challenge of managing a culturally and geographically diverse operation.

   Our operations in foreign countries are also subject to economic uncertainties, including among others, risk of renegotiation or modification of existing agreements or arrangements with governmental authorities, exportation and transportation tariffs, foreign exchange restrictions and changes in taxation structure.

Failure to meet concession commitments with respect to operations of our foreign rail lines could result in the loss of our investment and a related loss of revenues.

   We have entered into long-term concession and/or lease agreements with governmental authorities in Mexico, Bolivia, South Australia, Western Australia, Northern Territory and the Commonwealth of Australia. These concession and lease agreements are subject to a number of conditions, including those relating to the maintenance of certain standards with respect to safety, service, price and the environment. These concession and lease agreements also typically carry with them a commitment to maintain the condition of the railroad and to make a certain level of capital expenditures. Failure to meet our commitments under the long-term concession and lease agreements could result in the loss of those concession or lease agreements. The loss of any concession or lease agreement could result in the loss of our entire investment relating to that concession or lease agreement and the related revenues and income.

The loss of important customers or contracts may adversely affect our business.

   For the nine months ended September 30, 2001, our ten largest North American customers accounted for approximately 31.5% of our North American revenues, and ARG's ten largest customers and contracts accounted for approximately 67.8% of its revenues. ARG's largest contract, which provides rail service to Western Australia's grain industry, accounted for 18.2% of ARG's revenues for the nine months ended September 30, 2001. The loss of one or more of our or ARG's largest customers and contracts could have a material adverse effect on our operating results and financial condition.

Our results of operations are susceptible to downturns in the general economy as well as to severe weather conditions.

   In any given year, we, like other railroads, are susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight we transport. In addition, many of the goods and commodities carried by us experience cyclicality in their demand. Our results of operations can be expected to reflect this cyclicality because of the significant fixed costs inherent in railroad operations. Should an economic slowdown or recession occur or worsen in North America or in the other countries in which we operate, the volume of rail shipments carried by us is likely to be affected.

   In addition to the inherent risks of the business cycle, we are occasionally susceptible to adverse weather conditions. For example:

    .  our grain revenue may be reduced by drought;

    . our coal revenue may be reduced by cold summers and warm winters, which lessen electricity demand; and

    . our salt revenue may be reduced by snow-free and ice-free winters in the Northeast U.S., which lessens demand for road salt.

Bad weather and natural disasters, such as blizzards in the Northeast region of the U.S. and earthquakes in Mexico, could also cause a shutdown or substantial disruption of operations which, in turn, could have a material adverse effect on our operating results and financial condition. Furthermore, our expenses could be adversely impacted by weather, including as a result of higher track maintenance costs in the winter in New York, Pennsylvania and Canada as well as by possible track washouts in Mexico during the autumn rainy season.

Our business may be adversely affected by unfavorable conditions in the Australian agricultural industry because a substantial portion of our railroad traffic consists of agricultural commodities.

   A significant portion of our rail freight revenues in South Australia and Western Australia comes from shipments of agricultural commodities. For example, for the nine months ended September 30, 2001, grain shipments in South Australia and Western Australia generated approximately 27.5% of the revenues for ARG, our 50/50 Australian joint venture. A decrease in grain shipments as a result of adverse weather or other negative agricultural conditions could have a material adverse effect on our operating results, financial condition and existing business.

Because we depend on Class I railroads and other connecting carriers for our North American operations, our business and financial results may be adversely affected if our relationships with these carriers deteriorate.

   The railroad industry in the U.S. and Canada is dominated by a small number of large Class I carriers that have substantial market control and negotiating leverage. Almost all of the traffic on our U.S. and Canadian railroads is interchanged with Class I carriers. A decision by any of these Class I carriers to discontinue transporting commodities or to use alternate modes of transportation, such as motor carriers, could have a material adverse effect on our business and results of operations.

   Our ability to provide rail service to customers in the U.S. and Canada depends in large part upon our ability to maintain cooperative relationships with connecting carriers with respect to, among other matters, freight rates, revenue divisions, car supply, reciprocal switching, interchange and trackage rights. A deterioration in the operations of, or service provided by, those connecting carriers, or in our relationship with those connecting carriers, would adversely affect our business. In addition, much of the freight transported by our U.S. and Canadian railroads moves on railcars supplied by Class I carriers. If the number of railcars supplied by Class I carriers is insufficient, we might not be able to obtain replacement railcars on favorable terms or at all and shippers may seek alternate forms of transportation.

   Portions of our U.S. and Canadian rail properties are operated under leases, operating agreements or trackage rights agreements with Class I carriers. Failure of our railroads to comply with these leases and agreements in all material respects could result in the loss of operating rights with respect to those rail properties, which would adversely affect our results of operations and financial condition. Class I carriers also have traditionally been significant sources of business for us, as well as sources of potential acquisition candidates as they continue to divest themselves of branch lines to smaller rail operators. Because we depend on Class I carriers for our U.S. and Canadian operations, our business and financial results may be adversely affected if our relationships with those carriers deteriorate.

   While the majority of our Mexican revenue originates and terminates on our railroad, we are dependent on our relationship with a connecting carrier for the remainder of our revenue. To the extent that we experience service disruptions with that connecting carrier, our ability to serve existing customers and expand our business will suffer.

We face competition from numerous sources, including those relating to geography, substitutable products, other types of transportation and other rail operators.

   Each of our railroads is typically the only rail carrier directly serving our customers. Our railroads, however, compete directly with other modes of transportation, principally motor carriers and, to a lesser extent, ship, barge and pipeline operators. We are also subject to geographic and product competition. For example, a customer could shift production to a region where we do not have operations or could substitute one commodity for another commodity that is not transported by rail. In either case, we would lose a source of revenue, hurting our results of operations.

   The extent of this competition varies significantly among our railroads. Competition is based primarily upon the rate charged, the relative costs of substitutable products and the transit time required. In addition, competition is based on the quality and reliability of the service provided. Because the large majority of our freight moves involve interchange with another carrier, we have only limited control over the price, transit time or quality of such service. Any future improvements or expenditures materially increasing the quality of these alternative modes of transportation in the locations in which we operate, or legislation granting materially greater latitude for motor carriers with respect to size or weight limitations, could have a material adverse effect on our results of operations and financial condition.

   In competing for the acquisition of rail properties, we face other acquirors that may have greater financial resources than we do. Competition for rail properties is based primarily upon price, operating history and financing capability. Our inability to successfully complete additional acquisitions will adversely affect the implementation of an important part of our growth strategy.

We are subject to significant governmental regulation of our railroad operations. The failure to comply with governmental regulations could have a material adverse effect on our business.

   We are subject to governmental regulation in the U.S. by a significant number of federal, state and local regulatory authorities, including The Surface Transportation Board, The Federal Railroad Administration and state departments of transportation, with respect to our railroad operations and a variety of health, safety, labor, environmental and other matters. We are also subject to regulatory authorities in the other countries in which we operate. Our failure to comply with applicable laws and regulations could have a material adverse effect on us. In addition, governments may change the legislative framework within which we operate without providing us with any recourse for any adverse effects that the change may have on our business. Also, some of the regulations require us to obtain and maintain various licenses, permits and other authorizations and we cannot assure you that we will continue to be able to do so.

We could incur significant costs for violations of applicable environmental laws and regulations.

   Our railroad operations and real estate ownership are subject to extensive foreign, federal, state and local environmental laws and regulations concerning, among other things, emissions to the air, discharges to waters, and the handling, storage, transportation and disposal of waste and other materials and cleanup of hazardous material or petroleum releases. Environmental liability can extend to previously owned or operated properties, leased properties and properties owned by third parties, as well as to properties currently owned and used by us. Environmental liabilities may also arise from claims asserted by adjacent landowners or other third parties in toxic tort litigation. We may be subject to allegations or findings to the effect that we have violated, or are strictly liable under, these laws or regulations. As a result, we could incur significant costs, including significant expenses to investigate and remediate environmental contamination, which could have a material adverse effect on our results of operations and on our financial condition.

An adverse outcome of the lawsuit against us by Commonwealth Edison Company could have a material adverse effect on our financial condition.

   On August 6, 1998, a lawsuit was commenced against us and our subsidiary, Illinois & Midland Railroad, Inc. (IMRR), by Commonwealth Edison Company (ComEd) in the Circuit Court of Cook County, Illinois. The suit alleges that IMRR breached certain provisions of a stock purchase agreement entered into by a prior unrelated owner of the IMRR rail line. The provisions allegedly pertain to limitations on rates received by IMRR and the unrelated predecessor for freight hauled for ComEd's previously owned Powerton Plant. The suit seeks unspecified compensatory damages for alleged past rate overcharges. We believe the suit is without merit and intend to vigorously defend against the suit. However, an adverse outcome of this lawsuit could have a material adverse effect on our financial condition.

Bethlehem Steel's bankruptcy could have a negative impact on our results of operations and financial condition.

   On October 1, 2001, we acquired all of the outstanding shares of South Buffalo Railway Company from Bethlehem Steel Corporation. In connection with that acquisition, we entered into a number of agreements with Bethlehem Steel. On October 5, 2001, Bethlehem announced that it had filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code. Although at this time Bethlehem and we are continuing to perform under those agreements in the ordinary course of business, notwithstanding Bethlehem's chapter 11 filing, it is possible that Bethlehem or other parties in interest in the Bethlehem bankruptcy cases may take positions adverse to us. In the event that Bethlehem or the other parties are successful in arguing those positions, our financial condition and results of operations could be materially adversely affected.

Some of our employees belong to labor unions, and strikes or work stoppages could adversely affect our operations.

   We are a party to collective bargaining agreements with various labor unions in the United States, Mexico, Australia, Canada, and Bolivia. In North America, we are party to fifteen contracts with national labor organizations which have expiration dates ranging to 2005. We are currently engaged in negotiations with respect to five of those agreements, including four related to our recent acquisition of the South Buffalo Railway Company. We are also in the process of negotiating one new contract with a labor organization in North America. In South Australia, we are party to one collective bargaining agreement that expires in September 2004. In Western Australia, we are currently negotiating with our employees and union representatives to reach new agreements. Our inability to negotiate acceptable contracts with these unions could result in, among other things, strikes, work stoppages or other slowdowns by the affected workers. If the unionized workers were to engage in a strike, work stoppage or other slowdown, or other employees were to become unionized or the terms and conditions in future labor agreements were renegotiated, we could experience a significant disruption of our operations and/or higher ongoing labor costs, which in either case could materially adversely affect our results of operations and financial condition. We are also subject to the risk of the unionization of our non-unionized employees which could result in higher employee compensation and working condition demands that could increase our operating costs or constrain our operating flexibility. In addition, work interruptions may be threatened which could cause cessation of operations with a corresponding adverse financial impact.

We may face liability for casualty losses which are not covered by insurance.

   We have obtained for each of our railroads insurance coverage for losses arising from personal injury and for property damage in the event of derailments or other accidents or occurrences. Unexpected or catastrophic circumstances such as accidents involving passenger trains or spillage of hazardous materials could cause our liability to exceed our insurance limits. Insurance is available from only a very limited number of insurers and we cannot assure you that insurance protection at our current levels will continue to be available or, if available, will be obtainable on terms acceptable to us. In addition, the terrorist attacks on September 11, 2001, and subsequent events, may result in additional increases in our insurance premiums and/or our self insured retentions and could result in limitations to the coverage under our existing policies. The occurrence of losses or other liabilities which are not covered by insurance or which exceed our insurance limits could materially adversely affect our financial condition.

Rising fuel costs could materially adversely affect our business.

   Fuel costs constitute a significant portion of our total operating expenses. Fuel costs were approximately 8.3% of our operating expenses for the nine months ended September 30, 2001 and 11.2% for the nine months ended September 30, 2000. If diesel fuel prices increase dramatically, the increase could have a material adverse effect on our results of operations and financial condition.

   Fuel prices and supplies are influenced significantly by international political and economic circumstances. If a fuel supply shortage were to arise from Organization of the Petroleum Exporting Countries (OPEC) production curtailments, a disruption of oil imports or otherwise, higher fuel prices and any price increases would materially affect our operating results. Historically, we have not engaged in fuel hedge contracts.

                         ABOUT GENESEE & WYOMING INC.

   Genesee & Wyoming Inc., incorporated in Delaware in 1977, is a holding company whose subsidiaries and unconsolidated affiliates own/and or operate short line and regional freight railroads and provide related rail services in North America, South America and Australia. We, through our U.S. industrial switching subsidiary, also provide freight car switching and related services to industrial companies located in the United States with extensive railroad facilities within their complexes. We generate revenues primarily from the movement of freight over track owned or operated by our railroads. We also generate non-freight revenues primarily by providing freight car switching and related rail services such as railcar leasing, railcar repair and storage to the aforementioned industrial companies, to shippers along our lines, and to the Class I railroads that connect with our North American lines.

   Our executive offices are located at 66 Field Point Road, Greenwich, CT 06830, and our telephone number is (203) 629-3722.

                              RECENT DEVELOPMENTS

   On October 1, 2001, we beneficially acquired all of the issued and outstanding shares of common stock of South Buffalo Railway Company from Bethlehem Steel Corporation. South Buffalo currently owns and operates locomotives and rolling stock over 52 miles of owned track in Buffalo, New York. Following the acquisition, we intend to continue to use the assets of South Buffalo for the same purposes to which they were previously devoted.

   The acquisition was consummated under the terms of a Stock Purchase and Sale Agreement dated September 28, 2001 between us and Bethlehem. Under the Stock Purchase Agreement, we paid Bethlehem $33,133,067 in cash and assumed $3,337,547 of liabilities as the total purchase price. The cash portion of the purchase price is subject to adjustment based on the amount of retained earnings of South Buffalo as of the closing date.

   We funded the acquisition under our $103,000,000 revolving credit facility with Fleet National Bank, formerly known as BankBoston, N.A. On October 1, 2001, we acquired beneficial ownership of the South Buffalo shares and will assume actual ownership of the shares upon approval of the transaction by The Surface Transportation Board. We have requested this approval and expect to receive the decision of The Surface Transportation Board on or about December 1, 2001.

   The South Buffalo acquisition gave rise to the right of The 1818 Fund III, L.P. to purchase from us an additional 5,000 shares of our 4% Redeemable Convertible Preferred Stock, Series A, under the terms of a Stock Purchase Agreement dated October 19, 2000 between us and The 1818 Fund III, L.P. The 1818 Fund III, L.P. has notified us that it intends to exercise its option to purchase 5,000 shares of our Series A Preferred Stock for a total purchase price of $5,000,000, and we expect that this transaction will close on or prior to December 11, 2001.

                    RATIOS OF EARNINGS TO FIXED CHARGES AND
       EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

   The following table shows our consolidated ratios of earnings to fixed charges and of earnings to combined fixed charges and preferred stock dividends for each of the five most recent fiscal years ended on December 31 and the most recent interim period.

                                                                            Nine months
                                                                               ended
                                                                           September 30,
                                            1996 1997 1998(a) 1999 2000(a)    2001(a)
                                            ---- ---- ------- ---- ------- -------------
Ratio of earnings to fixed charges......... 2.9  3.8    2.9   2.3    2.6        2.2
Ratio of earnings to combined fixed charges
  and preferred stock dividends (b)........  --   --     --    --    2.6        2.1

--------
(a) In 1998, we recorded a $6.0 million gain from insurance proceeds and, in 2000 and during the nine months ended September 30, 2001, we recorded gains related to the sale of a 50% equity interest in our Australian operations of $10.1 million and $3.7 million, respectively. The 2000 gain was partially offset by a $4.0 million charge for the buyout of Australian stock options from employees of our Australian subsidiary, Australian Southern Railroad, prior to the sale of the 50% interest in our Australian operations.
(b) Our initial issuance of preferred stock was in December 2000.

   For the purposes of the table above, earnings are defined as earnings before income taxes, equity earnings, minority interest and extraordinary items, plus fixed charges and distributed income of equity investees. Fixed charges include interest expense on all debt, amortization of deferred debt issuance costs and the portion of rental expense on operating leases attributable to interest. Preferred stock dividends are the pre-tax equivalent, at our effective tax rate, of dividends earned on our outstanding preferred stock.

                                USE OF PROCEEDS

   Unless otherwise indicated in the prospectus supplement, we will use all or a portion of the net proceeds from the sale of our securities offered by this prospectus and the prospectus supplement for general working capital purposes. General working capital purposes may include repayment of other debt, capital expenditures, possible acquisitions and any other purposes that may be stated in any prospectus supplement. The net proceeds may be invested temporarily or applied to repay short-term or revolving debt until they are used for their stated purpose.

   We will not receive any proceeds from the sale of any shares of our Class A Common Stock offered by the selling stockholders.

                                DIVIDEND POLICY

   We did not pay cash dividends on our Class A Common Stock or Class B Common Stock in 1998, 1999 or 2000. Other than dividends to be paid on outstanding shares of Series A Preferred Stock or shares of preferred stock issued after the date of this prospectus, if so designated, we do not intend to pay cash dividends for the foreseeable future and intend to retain earnings, if any, for the operation and expansion of our business. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will be dependent upon our results of operations, financial condition, contractual restrictions and other factors deemed relevant by our Board of Directors.

                      DESCRIPTION OF OUR DEBT SECURITIES

   Any of our debt securities issued under this prospectus will be our direct, unsecured general obligations. Our debt securities will be either senior debt securities ("Senior Debt Securities") or subordinated debt securities ("Subordinated Debt Securities").

   The Senior Debt Securities and the Subordinated Debt Securities will be issued under separate indentures between us and U.S. banking institutions (each, a "Trustee"). The Trustee for each series of our debt securities will be identified in the applicable prospectus supplement. Senior Debt Securities will be issued under a "Senior Indenture" and Subordinated Debt Securities will be issued under a "Subordinated Indenture." Together the Senior Indenture and the Subordinated Indenture are called "Indentures."

   Our debt securities may be issued from time to time in one or more series. The particular terms of each series that is offered by a prospectus supplement will be described in the applicable prospectus supplement.

   We have summarized selected provisions of the Indentures below. The summary is not complete. The forms of the Indentures have been filed as exhibits to the registration statement and you should read the Indentures for provisions that may be important to you. Whenever we refer to this prospectus or in the prospectus supplement to defined terms of the Indentures, those defined terms are incorporated by reference herein or therein, as applicable. Capitalized terms used in this summary have the meanings specified in the Indentures.

General

   The debt securities will be our direct, unsecured general obligations. The Senior Debt Securities will rank equally with all of our other unsecured and unsubordinated indebtedness. The Subordinated Debt securities will be subordinated in right of payment to the prior payment in full of our Senior Indebtedness (including the Senior Debt Securities) as described under "Subordination" below and in the prospectus supplement applicable to any Subordinated Debt Securities.

   The Indentures provide that our debt securities may be issued without limit as to aggregate principal amount, in one or more series, and in any currency or currency units, in each case as established from time to time in or under the authority granted by a resolution of our Board of Directors or as established in one or more supplemental indentures. All debt securities of one series need not be issued at the same time, and may vary as to interest rate, maturity and other provisions and, unless otherwise provided, a series may be reopened, without the consent of the holders of the debt securities of that series, for issuances of additional debt securities of that series.

   A prospectus supplement will include the terms of any debt securities being offered ("Offered Debt Securities"). These terms will include some or all of the following:

  .  the title of the Offered Debt Securities;

  . whether the Offered Debt Securities are Senior Debt Securities or Subordinated Debt Securities;

  .  the total principal amount of the Offered Debt Securities;

  . the dates on which the principal of the Offered Debt Securities will be payable;

  . the interest rate, which may be fixed or variable, of the Offered Debt Securities and the interest payment dates for the Offered Debt Securities;

  .  the places where payments on the Offered Debt Securities will be payable;

  . any terms upon which the Offered Debt Securities may be redeemed at our option;

  . any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the Offered Debt Securities;

  .  whether the Offered Debt Securities are defeasible;

  .  any addition to or change in the Events of Default;

  . if convertible into shares of our Class A Common Stock or any of our other securities, the terms on which such Offered Debt Securities are convertible;

  .  any addition to or change in the covenants in the applicable Indenture; and

  . any other terms of the Offered Debt Securities not inconsistent with the provisions of the applicable Indenture.

   If so provided in the applicable prospectus supplement, we may issue our debt securities at a discount below their principal amount and pay less than the entire principal amount of our debt securities upon declaration of acceleration of their maturity ("Original Issue Discount Securities"). The applicable prospectus supplement will describe all material U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities.

   The general provisions of the Indentures do not contain any provisions that would limit our ability or the ability of our subsidiaries to incur indebtedness or that would afford holders of our debt securities protection in the event of a highly leveraged or similar transaction involving us or any of our subsidiaries. Please refer to the applicable prospectus supplement for information with respect to any deletions from, modifications of or additions, if any, to the Events of Default described below that are applicable to the Offered Debt Securities or any covenants or other provisions providing event risk or similar protection.

Form, Exchange and Transfer

   The debt securities of each series will be issuable only in fully registered form, without coupons. Unless otherwise indicated in the applicable prospectus supplement, the securities will be issued in denominations of $1,000 each or multiples thereof.

   Subject to the terms of the applicable Indenture and the limitations applicable to global securities, debt securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency maintained by us for that purpose, without the payment of any service charge except for any tax or governmental charge.

Global Securities

   The debt securities of any series may be issued, in whole or in part, by one or more global certificates that will be deposited with the depositary identified in the applicable prospectus supplement.

   No global security may be exchanged in whole or in part for the debt securities registered in the name of any person other than the depositary for that global security or any nominee of that depositary unless:

  .  the depositary is unwilling or unable to continue as depositary;

  .  an Event of Default has occurred and is continuing; or

  .  as otherwise provided in the applicable prospectus supplement.

   Unless otherwise stated in any prospectus supplement, The Depository Trust Company ("DTC") will act as depository. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be affected only through records maintained by DTC and its participants.

Payment

   Unless otherwise indicated in the applicable prospectus supplement, payment of interest on a debt security on any interest payment date will be made to the person in whose name that debt security is registered at the close of business on the regular record date for that interest payment.

   Unless otherwise indicated in the applicable prospectus supplement, principal, interest and any premium on our debt securities will be paid at designated places. However, at our option, payment may be made by check mailed to the persons in whose names our debt securities are registered on days specified in the applicable Indenture or any prospectus supplement.

Events of Default

   Unless otherwise specified in the applicable prospectus supplement, each of the following will constitute an event of default ("Event of Default") under the Indentures with respect to our debt securities of any series:

  . default in the payment of any interest upon any debt security of that series when it becomes due and payable, and continuance of that default for a period of 30 days;

  . default in the payment of the principal of and premium, if any, on any debt security of that series at its Maturity;

  . default in the deposit of any sinking fund payment, when and as due by the terms of a debt security of that series;

  . default in the performance, or breach, of any covenant or warranty in the applicable Indenture, other than a covenant or warranty a default in whose performance or whose breach is elsewhere specifically dealt with or which expressly has been included in the applicable Indenture solely for the benefit of debt securities of a series other than that series, and continuance of such default or breach for a period of 30 days after there has been given by registered or certified mail, to us by the applicable Trustee or to us and the applicable Trustee by the Holders of at least 25% in principal amount of the outstanding debt securities of that series, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default";

  . failure by us to pay final judgments aggregating in excess of $2,000,000, which judgments are not paid, discharged or stayed for a period of 60 days;

  . certain events of bankruptcy, insolvency or reorganization with respect to us; or

  . any other Event of Default provided with respect to debt securities of that series.

   Each Indenture requires us to file with the applicable Trustee, annually, an officers' certificate as to our compliance with all conditions and covenants under the applicable Indenture. Each Indenture provides that the applicable Trustee may withhold notice to the Holders of a series of debt securities of any default, except payment defaults on those debt securities, if it considers such withholding to be in the interest of the Holders of that series of debt securities.

   If an Event of Default with respect to our debt securities of any series at the time outstanding occurs and is continuing, then in every case the applicable Trustee or the Holders of not less than 25% in principal amount of our outstanding debt securities of that series may declare the principal amount, or, if any debt securities of that series are Original Issue Discount Securities, that portion of the principal amount of those Original Issue Discount Securities as may be specified in the terms of those Original Issue Discount Securities, of all our debt securities of that series to be due and payable immediately, by a notice in writing to us, and to the applicable Trustee if given by Holders, and upon any such declaration that principal amount, or specified amount, plus accrued and unpaid interest, and premium, if any, will become immediately due and payable. Upon payment of that amount in the currency in which such debt securities are denominated (except as otherwise provided in the applicable Indenture or specified in the prospectus supplement), all of our obligations in respect of the payment of principal of the debt securities of that series will terminate.

   If an Event of Default results from bankruptcy, insolvency or reorganization, the principal amount of all the debt securities of a series, or that portion of the principal amount of such debt securities as may be specified in a prospectus supplement, will automatically become immediately due and payable.

   Subject to the provisions of each Indenture relating to the duties of the applicable Trustee, in case an Event of Default with respect to our debt securities of a particular series occurs and is continuing, the applicable Trustee will be under no obligation to exercise any of its rights or powers under that Indenture at the request, order or direction of any of the Holders of Debt securities of that series, unless the Holders have offered to the applicable Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in complying with such request or direction. Subject to the provisions for the indemnification of the applicable Trustee, the Holders of a majority in principal amount of our outstanding debt securities of that series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee under the applicable Indenture, or exercising any trust or power conferred on the applicable Trustee with respect to our debt securities of that series.

   At any time after a declaration of acceleration with respect to our debt securities of any series has been made and before a judgment or decree for payment of the money due has been obtained by the applicable Trustee as provided in the Indentures, the Holders of a majority in principal amount of our outstanding debt securities of that series, by written notice to us and the applicable Trustee, may rescind and annul such declaration and its consequences, subject to any terms or conditions specified in the applicable prospectus supplement.

Merger or Consolidation

   Each Indenture provides that we may not consolidate with or merge with or into or wind up into, whether or not we are the surviving corporation, or sell, assign, convey, transfer or lease our properties and assets substantially as an entirety to any Person, unless:

  . the corporation formed by the consolidation or into which we are merged or the Person which acquires by conveyance or transfer, or which leases our properties and assets substantially as an entirety (the "successor corporation") is a corporation organized and existing under the laws of the United States or any State or territory thereof or the District of Columbia and expressly assumes by a supplemental indenture the due and punctual payment of the principal of, and premium, if any, and interest on all our debt securities issued under the applicable Indenture and the performance of every covenant in the applicable Indenture on our part to be performed or observed;

  . immediately after giving effect to such transaction, no Event of Default under the applicable Indenture, and no event which, after notice or lapse of time, or both, would become an Event of Default, has happened and is continuing; and

  . the other conditions as may be specified in the applicable prospectus supplement.

Modification or Waiver

   Without prior notice to or consent of any Holders, we and the applicable Trustee, at any time and from time to time, may modify the applicable Indenture for any of the following purposes:

  . to evidence the succession of another corporation to our rights and the assumption by that successor of our covenants and obligations under the applicable Indenture and under our debt securities issued thereunder in accordance with the terms of the applicable Indenture;

  . to add to our covenants for the benefit of the Holders of all or any series of our debt securities, and if those covenants are to be for the benefit of less than all series, stating that those covenants are expressly being included solely for the benefit of that series, or to surrender any of our rights or powers under the applicable Indenture;

  . to add any additional Events of Default, and if those Events of Default are to be applicable to less than all series, stating that those Events of Default are expressly being included solely to be applicable to that series;

  . to change or eliminate any of the provisions of the applicable Indenture, provided that any such change or elimination will become effective only when there is no outstanding debt security issued thereunder of any series created prior to such modification which is entitled to the benefit of such provision and as to which such modification would apply;

  . to secure the debt securities issued thereunder or to provide that any of our obligations under the debt securities or the applicable Indenture shall be guaranteed and the terms and conditions for the release or substitution of the security or guarantee;

  . to supplement any of the provisions of the applicable Indenture to the extent necessary to permit or facilitate the defeasance and discharge of any series of debt securities, provided that any such action will not adversely affect the interests of the Holders of debt securities of that series or any other series of debt securities issued under the applicable Indenture in any material respect;

  . to establish the form or terms of debt securities as permitted by the applicable Indenture;

  . to evidence and provide for the acceptance of appointment thereunder by a successor Trustee with respect to one or more series of debt securities and to add to or change any of the provisions of the applicable Indenture as is necessary to provide for or facilitate the administration of the trusts thereunder by more than one Trustee; or

  . to cure any ambiguity, to correct or supplement any provision in the applicable Indenture which may be defective or inconsistent with any other provision therein, to eliminate any conflict between the terms of the applicable Indenture and the debt securities issued thereunder and the Trust Indenture Act (the "TIA") or to make any other provisions with respect to matters or questions arising under the applicable Indenture which will not be inconsistent with any provision of the applicable Indenture; provided those other provisions do not adversely affect the interests of the Holders of our outstanding debt securities of any series created thereunder prior to such modification in any material respect.

   With the written consent of the Holders of not less than a majority in principal amount of the outstanding debt securities of each series affected by such modification voting separately, we and the applicable Trustee may modify the applicable Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the applicable Indenture or of modifying in any manner the rights of the Holders of debt securities under the applicable Indenture; provided, however, that such modifications may not, without the consent of the Holder of each outstanding debt security of each series affected, modify the principal or interest terms, reduce the percentage required for modifications or otherwise conflict with the required provisions of the TIA or make those changes or modifications specified in the applicable prospectus supplement as requiring the consent of the Holder of each outstanding debt security for each series affected.

   A modification which changes or eliminates any covenant or other provision of the applicable Indenture with respect to one or more particular series of debt securities or which modifies the rights of the Holders of debt securities of that series with respect to that covenant or other provision, will be deemed not to affect the rights under the applicable Indenture of the Holders of debt securities of any other series.

   Each of the Indentures provides that the Holders of not less than a majority in aggregate principal amount of the then outstanding debt securities of any series, by notice to the relevant Trustee, may on behalf of the Holders of the debt securities of that series waive any Default or Event of Default and its consequences under the applicable Indenture, except:

  . a continuing Default or Event of Default in the payment of interest on, premium, if any, or the principal of, any such debt security held by a non-consenting Holder; or

  . a default in respect of a covenant or provision hereof which cannot be modified or amended without the consent of the Holder of each outstanding debt security of each series affected.

Senior Debt Securities

   The Senior Debt Securities will be unsecured senior obligations and will rank equally with all other senior unsecured and unsubordinated debt. The Senior Debt Securities will, however, be subordinated in right of payment to all of our secured indebtedness to the extent of the value of the assets securing that indebtedness. Except as provided in the Senior Indenture or specified in any authorizing resolution or supplemental indenture relating to a series of Senior Debt Securities to be issued, no Senior Indenture will limit the amount of additional indebtedness that may rank equally with the Senior Debt Securities or the amount of indebtedness, secured or otherwise, that may be incurred or preferred stock that may be issued by any of our subsidiaries.

Subordination

   Upon any distribution of our assets upon our dissolution, winding up, liquidation or reorganization, the payment of the principal of, and premium, if any, and interest on the Subordinated Debt Securities will be subordinated to the extent provided in the Subordinated Indenture or as described in the applicable prospectus supplement in right of payment to the prior payment in full of all Senior Indebtedness, including Senior Debt Securities, but our obligation to make payment of principal (and premium, if any) or interest on the Subordinated Debt Securities will not otherwise be affected.

   Unless otherwise indicated in a prospectus supplement, no payment on account of principal (and premium, if any), sinking funds or interest may be made on the Subordinated Debt Securities at any time when there is a default in the payment of principal (and premium, if any), interest or certain other obligations on Senior Indebtedness. In addition, the prospectus supplement for each series of Subordinated Debt Securities may provide that payments on account of principal, any premium, if any, or interest in respect of such Subordinated Debt Securities may be delayed or not paid under the circumstances and for the periods specified in that prospectus supplement. Unless otherwise indicated in a prospectus supplement, in the event that, notwithstanding the foregoing, any payment by us described in the foregoing sentence is received by the Trustee under the Subordinated Indenture or the Holders of any of the Subordinated Debt Securities before all Senior Indebtedness is paid in full, that payment or distribution will be paid over to the Holders of such Senior Indebtedness or on their behalf for application to the payment of all such Senior Indebtedness remaining unpaid until all such Senior Indebtedness have been paid in full, after giving effect to any concurrent payment or distribution to the Holders of such Senior Indebtedness. Subject to payment in full of Senior Indebtedness, the Holders of the Subordinated Debt Securities will be subrogated to the rights of the Holders of the Senior Indebtedness to the extent of payments made to the Holders of such Senior Indebtedness out of the distributive share of the Subordinated Debt Securities.

   By reason of this subordination, in the event of a distribution of assets upon insolvency, certain of our general creditors may recover more, ratably, than holders of the Subordinated Debt Securities. The Subordinated Indenture provides that the subordination provisions will not apply to money and securities held in trust under the satisfaction and discharge and the legal defeasance provisions of the Subordinated Indenture.

   If this prospectus is being delivered in connection with the offering of a series of Subordinated Debt Securities, the accompanying prospectus supplement or the information incorporated by reference therein will set forth the approximate amount of Senior Indebtedness outstanding as of a recent date. "Senior Indebtedness" with respect to any series of Subordinated Debt Securities will have the meaning specified in the applicable prospectus supplement for that series.

Discharge, Legal Defeasance and Covenant Defeasance

   The applicable Indenture with respect to the debt securities of any series may be discharged, subject to the terms and conditions as specified in the applicable prospectus supplement when either:

  . all debt securities, with the exceptions provided for in the Indenture, of that series have been delivered to the applicable Trustee for cancellation;

  . all debt securities of that series not theretofore delivered to the applicable Trustee for cancellation:

    .  have become due and payable;

    .  will become due and payable at their Stated Maturity within one year; or

    .  are to be called for redemption within one year; or

  . certain events or conditions occur as specified in the applicable prospectus supplement.

   In addition, each series of debt securities may provide additional or different terms or conditions for the discharge or defeasance of some or all of our obligations as may be specified in the applicable prospectus supplement.

   If provision is made for the defeasance of debt securities of a series, and if the debt securities of that series are registered securities and denominated and payable only in U.S. dollars, then the provisions of each Indenture relating to defeasance will be applicable except as otherwise specified in the applicable prospectus supplement for debt securities of that series. Defeasance provisions, if any, for debt securities denominated in a foreign currency or currencies may be specified in the applicable prospectus supplement.

   At our option, either (1) we will be deemed to have been discharged from our obligations with respect to debt securities of any series, i.e. the "legal defeasance option," or (2) we will cease to be under any obligation to comply with certain provisions of the applicable Indenture with respect to certain covenants, if any, specified in the applicable prospectus supplement with respect to debt securities of any series, i.e. the "covenant defeasance option," at any time after the conditions set forth in the applicable prospectus supplement have been satisfied.

Conversion Rights

   The terms and conditions, if any, upon which Offered Debt Securities are convertible into shares of our Class A Common Stock will be set forth in the prospectus supplement relating thereto. These terms will include the conversion price, the conversion period, provisions as to whether conversion will be at the option of the Holder or us, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of those Offered Debt Securities.

Corporate Existence

   Subject to the terms of the applicable Indenture, we will do or cause to be done all things necessary to preserve and keep in full force and effect our corporate existence, charter and statutory rights and franchises; provided, however, that we will not be required to preserve any right or franchise if we determine that the preservation thereof is no longer desirable in the conduct of our business.

Governing Law

   The Indentures and our debt securities will be governed by, and construed in accordance with, the law of the State of New York.

                       DESCRIPTION OF OUR CAPITAL STOCK

   In this section, we describe the material features and rights of our capital stock. This summary does not purport to be exhaustive and is qualified in its entirety by reference to applicable Delaware law and our restated certificate of incorporation and by-laws, each of which is filed as an exhibit to the registration statement of which this prospectus forms a part. See "Where You Can Find More Information About Us" on page ii.

In General

   Our authorized capital stock consists of 12,000,000 shares of Class A Common Stock, par value $.01 per share, 1,500,000 shares of Class B Common Stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share. As of October 31, 2001, there were: (1) 5,746,786 shares of Class A Common Stock issued and outstanding, held by approximately 113 holders of record; (2) 1,268,169 shares of Class B Common Stock issued and outstanding, held by approximately 10 holders of record and (3) 20,000 shares, with a liquidation preference of $20,000,000, of 4% Series A Senior Redeemable Convertible Preferred Stock issued and outstanding, held by The 1818 Fund III L.P. In addition, The 1818 Fund III L.P. has the option to purchase 5,000 additional shares of Preferred stock on or before December 12, 2001 and has notified us that it expects to exercise its option on or prior to December 11, 2001 at a price of $1,000 per share.

Class A Common Stock and Class B Common Stock

   Voting. Holders of Class A Common Stock are entitled to one vote per share. Holders of Class B Common Stock are entitled to ten votes per share. In addition, as described below, each holder of Series A Preferred Stock is entitled to the number of votes per share equal to the number of votes that the holder would be entitled to cast had the holder converted all of her shares of Series A Preferred Stock into Class A Common Stock. Except with respect to the class voting rights of the Class A Common Stock and Class B Common Stock described below and the class voting rights of the Series A Preferred Stock described below under "Description of Our Capital Stock--Outstanding Series A Preferred Stock" or as otherwise required by law, all actions submitted to a vote of stockholders are voted on by the holders of Class A Common Stock, Class B Common Stock and Series A Preferred Stock voting together as a single class. Generally, actions requiring stockholder approval must be approved by a majority of the voting power of the Class A Common Stock, Class B Common Stock and Series A Preferred Stock. Subject to certain exceptions, the affirmative vote of 66 2/3% of the voting power of the Class A Common Stock and Class B Common Stock, voting as a single class, is necessary for the approval of a merger, consolidation or sale of substantially all of our assets. Holders of our capital stock are not entitled to cumulative voting in the election of directors.

   Conversion. Class A Common Stock has no conversion rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock (1) at any time at the option of the holder of the Class B Common Stock and (2) automatically upon any transfer by the holder thereof other than (a) a transfer to a spouse, child or grandchild or the transferor by gift or upon the transferor's death, or (b) a transfer to an individual or entity that is, at the time of transfer, a holder of record of Class B Common Stock or an executive officer of our company.

   Dividends. Dividends are payable on the outstanding shares of (1) only Class A Common Stock or (2) both Class A Common Stock and Class B Common Stock, in each case, when, as and if declared by our Board of Directors. If there is any arrearage in the payment of dividends on shares of our preferred stock, we may not pay dividends upon, repurchase or redeem shares of our Class A or Class B Common Stock.

   If our Board of Directors determines to pay a dividend on Class B Common Stock, each share of Class A Common Stock will receive a dividend in an amount 10% greater than the amount of the dividend per share paid on the Class B Common Stock.

   Liquidation. In the event of liquidation, holders of Class A Common Stock and Class B Common Stock will share with each other on a ratable basis as a single class in the net assets of our company available for distribution after payment or provision for our liabilities and after satisfaction of any liquidation preference on any series of our preferred stock.

   Other Terms. Neither the Class A Common Stock nor the Class B Common Stock may be subdivided (whether in the form of a stock dividend or otherwise), consolidated, reclassified or otherwise changed unless contemporaneously therewith the other class of shares is subdivided (whether in the form of a stock dividend or otherwise), consolidated, reclassified or otherwise changed in the same proportion and in the same manner. In any merger, consolidation, reorganization or other business combination, the consideration to be received per share by holders of either Class A Common Stock or Class B Common Stock must be identical to that received by the holders of the other class. Neither the holders of Class A Common Stock nor the holders of Class B Common Stock are entitled to preemptive rights, and neither the Class A Common Stock nor the Class B Common Stock is subject to redemption.

   Listing. Our Class A Common Stock is quoted on the Nasdaq National Market under the symbol "GNWR."

Preferred Stock

   General. Our Board of Directors, without action by stockholders, is authorized to:

  .  authorize the issuance of shares of preferred stock in one or more series;

  .  establish the number of shares in each series; and

  . fix the designations, powers, preferences and rights of each series and the qualifications, limitations or restrictions of each series.

   Each time that we issue a new series of preferred stock, we will file with the Securities and Exchange Commission a definitive certificate of designations. In addition, the prospectus supplement relating to that new series of preferred stock will specify the particular amount, price and other terms of that new series. These terms will include:

  .  the designation of the title of the series;

  .  dividend rates;

  .  redemption provisions, if any;

  . special or relative rights in the event of liquidation, dissolution, distribution or winding up of our company;

  .  sinking fund provisions, if any;

  . whether the preferred stock will be convertible into our Class A Common Stock or any other of our securities or exchangeable for securities of any other person;

  .  voting rights; and

  . any other preferences, privileges, powers, rights, qualifications, limitations and restrictions, not inconsistent with our by-laws.

   The shares of any series of preferred stock will be, when issued, fully paid and non-assessable.

   Ranking. Each new series of our preferred stock will rank with respect to each other series of our preferred stock as specified in the prospectus supplement relating to that new series of preferred stock.

   Dividends. Holders of each new series of preferred stock will be entitled to receive cash dividends or dividends in kind, if declared by our Board of Directors, out of funds legally available for dividends. For each series of preferred stock, we will specify in the prospectus supplement:

  .  the dividend rates;

  .  whether the rates will be fixed or variable or both;

  .  the dates of distribution of the cash dividends; and

  . whether the dividends on any series of preferred stock will be cumulative or non-cumulative.

   We will pay dividends to holders of record of preferred stock as they appear on our records, on the record dates fixed by our Board of Directors.

   We cannot declare or pay full dividends on funds set apart for the payment of dividends on any series of preferred stock unless dividends have been paid or set apart for payment on a proportionate basis with other equity securities which rank equally with the preferred stock regarding the distribution of dividends. If we do not pay full dividends on all equity securities which rank equally, then each series of preferred stock will share dividends in proportion with our other equity securities that rank equally with that series.

   Conversion and Exchange. The prospectus supplement for any new series of preferred stock will state the terms and other provisions, if any, on which shares of the new series of preferred stock are convertible into shares of our Class A Common Stock or exchangeable for securities of a third party.

   Redemption. We will specify in the prospectus supplement relating to each new series of preferred stock:

  . whether that new series will be redeemable at any time, in whole or in part, at our option or at the option of the holder of the shares of preferred stock;

  . whether that new series will be subject to mandatory redemption under a sinking fund or on other terms; and

  .  the redemption prices.

   In the event that preferred stock is partially redeemed, the shares to be redeemed will be determined by lot, on a proportionate basis or any other method determined to be equitable by our Board of Directors.

   Dividends will cease to accrue on shares of preferred stock called for redemption, and all rights of holders of redeemed shares will terminate, on or after a redemption date, except for the right to receive the redemption price, unless we default in the payment of the redemption price.

   Liquidation Preference. Upon our voluntary or involuntary liquidation, dissolution or winding up, holders of each series of preferred stock will be entitled to receive:

  . distributions upon liquidation in the amount provided in the prospectus supplement of that series of preferred stock; plus

  .  any accrued and unpaid dividends.

   These payments will be made to holders of preferred stock out of our assets available for distribution to stockholders before any distribution is made on any securities ranking junior to the preferred stock regarding liquidation rights.

   In the event that holders of preferred stock are not paid in full upon our liquidation, dissolution or winding up, then these holders will share, on a proportionate basis, any future distribution of our assets with holders of our other securities that rank equally with them.

   Voting Rights. The holders of shares of any series of preferred stock will have no voting rights except as indicated in the certificate of designations relating to the series, the applicable prospectus supplement or as required by law.

Our Outstanding Series A Preferred Stock

   Voting. Holders of Series A Preferred Stock are entitled to a number of votes per share of Series A Preferred Stock equal to the number of shares of Class A Common Stock that such share of Series A Preferred Stock is then convertible into. Other than the class voting rights of the Class A and Class B Common Stock described above and except as described in the last sentence of this paragraph or as required by law, all actions submitted to a vote of stockholders are voted on by the holders of Series A Preferred Stock, Class A Common Stock and Class B Common Stock voting together as a single class. Generally, actions requiring stockholder approval must be approved by a majority of the voting power of the Class A Common Stock, Class B Common Stock and Series A Preferred Stock. The affirmative vote of the holders of at least 66% of the outstanding shares of Series A Preferred Stock, voting separately as a single class, is necessary for certain actions, including the authorization and issuance of:

  .  any class of senior stock, parity stock or Class B Common Stock;

  . any class of capital stock having an optional or mandatory redemption earlier than December 12, 2008; and

  . any security convertible into, exchangeable for or evidencing the right to purchase or otherwise receive any shares of any class of senior stock or parity stock.

   Conversion/Redemption. Each share of Series A Preferred Stock is convertible at any time into our shares of Class A Common Stock at a conversion price of $15.33, subject to certain adjustments. As of the date of this prospectus, no shares of Series A Preferred Stock have been converted into shares of Class A Common Stock. At the current conversion price, and assuming that The 1818 Fund III L.P. has exercised its option to purchase an additional 5,000 shares of our Series A Preferred Stock, the outstanding shares of our Series A Preferred Stock would be convertible into approximately 1.6 million shares of Class A Common Stock. The Series A Preferred Stock is callable by us after December 12, 2004 and is mandatorily redeemable, to the extent permitted by law, on December 12, 2008.

   Dividends. Dividends on Series A Preferred Stock are cumulative and payable in quarterly arrears in an amount equal to an annual rate of 4% of the issue price, or $10.00 per share per quarter. In addition, in the event that we declare a dividend, other than a regular dividend, or make any other distributions to holders of Class A or Class B Common Stock, each holder of Series A Preferred Stock will be entitled to receive a dividend distribution in an amount equal to the amount that holder would have received had she converted her shares of Series A Preferred Stock into shares of Class A Common Stock prior to the record date for that dividend distribution.

   Liquidation. In the event of liquidation, holders of Series A Preferred Stock will share with each other and with other holders of parity stock on a ratable basis as a single class in our net assets available for distribution after payment or provision for our liabilities and of all amounts owing with respect to senior stock.

   Change of Control. If on or prior to December 12, 2004 a change of control occurs, a holder of Series A Preferred Stock will have the option to require us to redeem all of her shares of Series A Preferred Stock at a price equal to 101% of the liquidation preference plus accrued and unpaid interest.

Classes of Directors

   Our Board of Directors is currently classified into three classes. One class of directors is elected each year and the members of that class hold office for a three-year term or until their successors are duly elected and qualified. The classification of directors will have the effect of making it more difficult for a third party to change the composition of our Board of Directors without the support of the incumbent directors. At least two annual stockholder meetings, instead of one, will be required to effect a change in the control of our Board, unless stockholders remove directors for cause.

                             SELLING STOCKHOLDERS

   348,298 of the shares of our Class A Common Stock being offered under this prospectus may be offered by certain selling stockholders. The potential selling stockholders include Mortimer B. Fuller, III, Louis S. Fuller, John M. Randolph and Unirail, LLC.

   The table below contains information regarding the number of shares of our Class A Common Stock that may be sold hereunder and the beneficial ownership of our Class A Common Stock and Class B Common Stock as of October 31, 2001 by each potential selling stockholder. The actual amount, if any, of our Class A Common Stock and Class B Common Stock to be offered by each selling stockholder and the amount and percentage of our Class A Common Stock and Class B Common Stock to be owned by that selling stockholder following that offering will be disclosed in the applicable prospectus supplement.






                                                                             Number of Shares
                                                                             of Class A Common      Number of Shares
                                                                            Stock Beneficially     of Class B Common
                                                                              Owned After the   Stock Beneficially Owned
                         Class A           Class B                            Sale of Maximum      After the Sale of
                       Common Stock      Common Stock                        Number of Shares        Maximum Number
                       Beneficially      Beneficially                           of Class A        of Shares of Class B
                        Owned (1)         Owned (1)        Maximum Number      Common Stock           Common Stock
-                    ---------------- ------------------ of Shares of Class ------------------- ------------------------
                     No. of  Percent  No. of  Percent of A Common Stock to             Percent                  Percent
Name and Address     Shares  of Class Shares    Class    be Sold Hereunder  Number     of Class   Number        of Class
----------------     ------- -------- ------- ---------- ------------------ -------    --------  -------        --------
Mortimer B. Fuller,
 III(2)(3)(4)....... 224,466   3.8%   987,424   77.9%         250,000       108,481(5)   1.8%    853,409(5)      75.2%
Louis S. Fuller (6). 164,216   2.9%   199,716   15.7%          50,000       114,216      1.9%    199,716         17.6%
John M. Randolph (7)  46,400   0.8%    11,100    0.9%          10,000        36,400      0.6%     11,100         10.0%
Unirail, LLC(8).....  38,298   0.7%        --      --          38,298            --        --         --            --
                     -------   ----   -------   -----         -------       -------      ----    -------         -----
   Total............                                          348,298

--------
(1) Unless otherwise indicated, each stockholder shown on the table has sole voting and investment power with respect to the shares beneficially owned by him or it.
(2) Mortimer B. Fuller, III is our Chairman of the Board and Chief Executive Officer. The address of Mortimer B. Fuller, III is c/o Genesee & Wyoming Inc., 66 Field Point Road, Greenwich, CT 06830.
(3) The amounts shown include: (1) 115,985 shares of Class A Common Stock and 722,710 shares of Class B Common Stock owned by Mr. Fuller individually;
    (2) 2,775 shares of Class A Common Stock held by Mr. Fuller's wife, as to which shares Mr. Fuller disclaims beneficial ownership; (3) 21,332 shares of Class A Common Stock held by Overlook Estate Foundation, Inc., of which Mr. Fuller is President; (4) presently exercisable options to purchase 84,374 shares of Class A Common Stock; and (5) presently exercisable third-party options to purchase 264,714 shares of Class B Common Stock, which shares are subject to a Voting Agreement under which Mr. Fuller has been granted an irrevocable proxy through March 20, 2008.
(4) By reason of a voting agreement, under Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended, a group comprised of Mortimer
    B. Fuller, III, The 1818 Fund III, L.P. ("The 1818 Fund") and T. Michael Long may be deemed to beneficially own substantially all of the shares of our stock beneficially owned by the members of the group. At the date of this prospectus, Mr. Long beneficially owned 1,103 shares of Class A Common Stock, consisting of units under the Company's Deferred Stock Plan for Non-Employee Directors held by Mr. Long, and The 1818 Fund beneficially owned 25,000 shares of Series A Preferred Stock, convertible into approximately 1.6 million shares of Class A Common Stock. Mr. Fuller, on the one hand, and The 1818 Fund and Mr. Long, on the other, disclaim beneficial ownership of the shares owned by the other, and they are not reflected in the amounts shown on the table.
(5) For purposes of this table only, we have assumed that Mortimer B. Fuller, III will convert 134,015 shares of Class B Common Stock into shares of Class A Common Stock enabling those shares of Class A Common Stock to be sold under this prospectus. However, the actual decision of whether the source of shares of Class A Common Stock to be sold by Mr. Fuller under this prospectus will come from the conversion of shares of Class B Common Stock or the exercise of options to purchase shares of Class A Common Stock will be made, and depend on the circumstances, at the time of any sale and will be set forth in the applicable prospectus supplement.
(6) The amounts shown include: (1) 199,716 shares of Class B Common Stock owned by Mr. Louis Fuller individually; (2) 61,716 shares of Class A Common Stock owned jointly by Mr. Louis Fuller and his wife; (3) 90,000 shares of Class A Common Stock owned by Mr. Louis Fuller's wife, as to which shares Mr. Louis Fuller disclaims beneficial ownership; and (4) presently exercisable options to purchase 12,500 shares of Class A Common Stock. The address of Mr. Louis Fuller is c/o Genesee & Wyoming Inc., 66 Field Point Road, Greenwich, CT 06830.
(7) The amounts shown include: (1) 17,400 shares of Class A Common Stock and 11,100 shares of Class B Common Stock held by a trust for the benefit of Mr. Randolph, of which he is co-trustee; (2) 15,000 shares of Class A Common Stock held by a charitable trust, of which he is co-trustee; (3) 1,500 shares of Class A Common Stock held by a trust for the benefit of Mr. Randolph's wife, of which he is co-trustee and as to which shares he disclaims beneficial ownership; and (4) presently exercisable options to purchase 12,500 shares of Class A Common Stock. The address of Mr. Randolph is 8626 North 84th Place, Scottsdale, AZ 85258.
(8) The shares of Class A Common Stock owned by Unirail, LLC are being included in this prospectus under the Registration Rights Agreement dated as of September 30, 1999 entered into by and between Unirail, LLC and us. The address of Unirail, LLC is 509 Madison Avenue, New York, New York 10022.

                             PLAN OF DISTRIBUTION

   The debt securities, preferred stock and Class A Common Stock may be sold:

  .  to or through underwriting syndicates represented by managing underwriters;

  . through one or more underwriters without a syndicate for them to offer and sell to the public;

  .  through dealers or agents; or

  . to investors directly in negotiated sales or in competitively bid transactions.

   The prospectus supplement for each series of securities we or the selling stockholders sell will describe that offering, including:

  .  the name or names of any underwriters;

  . the purchase price and the proceeds to us or the selling stockholders from that sale;

  . any underwriting discounts and other items constituting underwriters' compensation;

  . any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers; and

  .  any securities exchanges on which the securities may be listed.

Underwriters

   If underwriters are used in the sale, we and the selling stockholders, as applicable, will execute an underwriting agreement with those underwriters relating to the securities that we or the selling stockholders will offer. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase these securities will be subject to conditions. The underwriters will be obligated to purchase all of these securities if any are purchased.

   The securities subject to the underwriting agreement will be acquired by the underwriters for their own account and may be resold by them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may be deemed to have received compensation from us or the selling stockholders, as the case may be, in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of these securities for whom they may act as agent. Underwriters may sell these securities to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

   We also may sell the securities in connection with a remarketing upon their purchase, in connection with a redemption or repayment, by a remarketing firm acting as principal for its own account or as our agent. Remarketing firms may be deemed to be underwriters in connection with the securities that they remarket.

   We may authorize underwriters to solicit offers by institutions to purchase the securities subject to the underwriting agreement from us, at the public offering price stated in the prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. If we sell securities under these delayed delivery contracts, the prospectus supplement will state that as well as the conditions to which these delayed delivery contracts will be subject and the commissions payable for that solicitation.

Agents

   We and the selling stockholders may also sell any of the securities through agents designated by us and/or the selling stockholders, as the case may be, from time to time. We and/or the selling stockholders, as the case may be, will name any agent involved in the offer or sale of these securities and will list commissions payable by us and/or the selling stockholders, as the case may be, to these agents in the prospectus supplement. These agents will be acting on a best efforts basis to solicit purchases for the period of its appointment, unless we and/or the selling stockholders, as the case may be, state otherwise in the prospectus supplement.

Direct Sales

   We and the selling stockholders may sell any of the securities directly to purchasers. In this case, we and/or the selling stockholders, as the case may be, will not engage underwriters or agents in the offer and sale of these securities.

Indemnification

   We and the selling stockholders may indemnify underwriters, dealers or agents who participate in the distribution of securities against certain liabilities, including liabilities under the Securities Act of 1933 and agree to contribute to payments which these underwriters, dealers or agents may be required to make.

No Assurance of Liquidity

   The securities offered hereby may be a new issue of securities with no established trading market. Any underwriters that purchase securities from us may make a market in these securities. The underwriters will not be obligated, however, to make a market and may discontinue market-making at any time without notice to holders of the securities. We cannot assure you that there will be liquidity in the trading market for any securities of any series.

                          VALIDITY OF OUR SECURITIES

   Simpson Thacher & Bartlett, New York, New York, will pass upon the legality of each of the securities for us. As of November 8, 2001, lawyers of Simpson Thacher & Bartlett who have participated in the preparation of the registration statement of which this prospectus forms a part beneficially owned 9,675 shares of our Class A Common Stock.

                                    EXPERTS

   The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2000 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting in giving said report.

   The financial statements of Westrail Freight Division as of June 30, 2000 and 1999 and for each of the three years in the period ended June 30, 2000, appearing in the Current Report on Form 8-K dated March 2, 2001, have been audited by Ernst & Young, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                               Inside Back Cover
                    [Picture of Train Traveling in Australia]

                                     [Logo]
                             Genesee & Wyoming Inc.